Exhibit 1.3

RESEARCH IN MOTION LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND FISCAL YEAR ENDED MARCH 3, 2012

April 9, 2012

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the fiscal year ended March 3, 2012. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.

RIM has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the fiscal year ended March 3, 2012 and up to and including April 9, 2012.

Additional information about the Company, including the Company’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•	the Company’s plans, strategies and objectives, and the anticipated opportunities and challenges in the coming quarters and fiscal 2013;

•	the Company’s guidance practices in the future;

•	the Company’s expectations regarding new product initiatives and timing, including the next generation of BlackBerry 10 smartphones;

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;

•	statements relating to the Company’s earnings and gross margin expectations;

•	anticipated demand for, and the Company’s plans and expectations relating to, programs to drive sell-through of the Company’s BlackBerry 7 smartphones and the BlackBerry PlayBook tablet;

•	the Company’s revenue, earnings, unit shipment, gross margin, operating expense, net subscriber and financial condition expectations in fiscal 2013;

•	the Company’s expectations with respect to the sufficiency of its financial resources;

•

the Company’s plans to streamline its operations and accelerate new product introductions, and its expectations relating to the benefits of its cost optimization program (the “Cost Optimization Program”) and Cost Optimization and Resource Efficiency (“CORE”) program;

•	the Company’s plans and expectations regarding advertising and promotional programs;

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	any repurchases of common shares under the Company’s share repurchase program.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F:

Risks Related to the Company’s Business and its Industry

•	RIM’s ability to enhance current products and services, or develop new products and services in a timely manner at competitive prices;

•

intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or require RIM to reduce its prices to compete effectively;

•	RIM’s ability to establish new, and to build on existing relationships with its network carrier partners and distributors;

•

the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners, and the risk of other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions;

•	RIM’s ability to manage inventory and asset risk;

•	risks related to RIM’s ability to implement and to realize the anticipated benefits of its Cost Optimization Program and CORE program;

•	risks related to RIM’s ability to maintain or increase its cash balance;

•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	potential liabilities or costs related to the collection, storage, transmission, use and disclosure of user and personal information;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	RIM’s ability to adapt to recent management changes and fill key vacant management positions;

•

RIM’s reliance on its suppliers for functional components, including the suppliers RIM has selected for its BlackBerry 10 smartphones, and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;

•	RIM’s ability to successfully maintain and enhance its brand;

•	risks associated with RIM’s expanding foreign operations;

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	restrictions on import and use of RIM’s products and services in certain countries due to encryption of the products and services;

•

reliance on strategic alliances and relationships with third-party network infrastructure developers, software platform vendors and service platform vendors, including RIM’s ability to promote and advance the development of an ecosystem of applications and services for the BlackBerry 10 smartphones and the BlackBerry PlayBook tablets;

•	RIM’s ability to expand and enhance BlackBerry® App World™;

•	RIM’s reliance on third-party manufacturers for certain products and its ability to manage its production process;

•	the continued quality and reliability of RIM’s products and services and the potential effect of defects in products and services;

•	general commercial litigation, class action and other litigation claims, including purported class action claims relating to RIM’s operations;

•

risks associated with litigation claims against the Company arising from the Company’s practice of providing forward-looking guidance to its shareholders with respect to certain financial metrics, including the Company’s practice of updating previous guidance where circumstances warrant;

•	effective management of the Company’s past growth and its ongoing development of service and support operations;

•	potential charges relating to the impairment of goodwill or other long-lived assets recorded on RIM’s balance sheet;

•	risks as a result of actions of activist shareholders;

•	government regulation of wireless spectrum and radio frequencies;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	risks associated with acquisitions, investments and other business initiatives;

•	foreign exchange risks as the Company transacts globally in currencies other than the U.S. dollar;

•	regulation, certification and health risks, and risks relating to the misuse of RIM’s products;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations;

•	changes in interest rates affecting RIM’s investment portfolio and its revolving credit facility and the creditworthiness of its investment portfolio;

•	proposed regulations relating to conflict minerals; and

•	risks related to the failure of the Company’s suppliers, subcontractors, third-party distributors and representatives to use acceptable ethical business practices or comply with applicable laws.

Risks Related to Intellectual Property

•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties; and

•	the potential impact of copyright levies in numerous countries.

In the past, the Company has followed the practice of providing specific quantitative forward-looking guidance to its shareholders with respect to certain financial metrics for the subsequent fiscal quarter in its quarterly earnings press releases. On March 29, 2012, the Company announced that it will no longer provide

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

specific quantitative guidance. However, the Company is committed to providing a high level of disclosure and transparency and will continue to provide commentary that highlights the trends and uncertainties that RIM anticipates. Such statements relating to, among other metrics, RIM’s revenue, gross margin and earnings expectations, are forward-looking statements that are intended to enable RIM’s shareholders to view the anticipated financial performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above. They are made by RIM in light of its experience, its perception of historical and anticipated business trends, current conditions in the business and anticipated future developments, including competition and new product initiatives and timing, as well as RIM’s current assessments of the various risk factors identified above. As noted above and in the press releases containing such guidance, these forward-looking statements are subject to the inherent risk of difficulties in forecasting RIM’s financial results for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.

These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

RIM, a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. BlackBerry products and services are currently used by over 77 million customers around the world. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM’s common shares are listed on the NASDAQ Global Select Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM).

With the BlackBerry platform, RIM believes it offers a market-leading wireless communications experience with push-based connectivity, industry-leading security and enterprise manageability, excellent radio performance and differentiated social applications such as BBM that provide immediacy, productivity and collaboration.

RIM believes the global smartphone and tablet markets are still in their infancy. BlackBerry is the leading smartphone in several markets around the world. The primary regions contributing to the Company’s recent growth are Latin America, Africa, Indonesia and parts of the Middle East and Western Europe. Some of RIM’s main competitors include Apple Inc, Google Inc, HTC Corporation, Huawei Technologies Co., Ltd, Microsoft Corporation, Nokia Corporation, Samsung Electronics Co., Ltd, and ZTE Corporation.

RIM continues to focus on providing manageability and scalability solutions to BlackBerry users. With BlackBerry Balance, personal and work data are managed on a single device allowing work life balance management and information protection. BlackBerry Mobile Fusion gives information technology (“IT”) departments the ability to manage BlackBerry devices and other platforms through a single interface that provides a unified view for managing all mobile devices.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

RIM maintains a strong balance sheet with negligible debt and approximately $2.1 billion in cash, cash equivalents and investments as of March 3, 2012. In fiscal 2012, RIM had annual sales of $18.4 billion. Net income was $1.2 billion, or $2.22 per share.

RIM made a number of strategic acquisitions in recent years including Torch Mobile, The Astonishing Tribe, NewBay, Gist and Tungle that are intended to accelerate RIM’s ability to innovate and deliver compelling products to market. In June 2011, RIM also participated in a successful bid for the Nortel Networks Corporation (“Nortel”) patent portfolio as a part of a consortium of companies.

Sources of Revenue

RIM’s primary revenue stream is generated by the BlackBerry wireless solution, which includes sales of BlackBerry® handheld devices and BlackBerry PlayBook tablets, services and software. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, IBM® Lotus Notes®, Novell® GroupWise®, and many ISP email services.

RIM generates hardware revenues from sales, primarily to carriers and distributors, of BlackBerry handheld wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry handheld wireless devices also incorporate a mobile phone, web-browsing capability and enable the use of data functions such as calendar, address book, task and memo lists, and other functions associated with personal organizers. Certain BlackBerry handheld devices also include multimedia capabilities. During fiscal 2012, the Company launched new BlackBerry handheld devices that incorporate the BlackBerry 7 operating system in North America and other markets around the world. During the fourth quarter of fiscal 2012, the Company recorded pre-tax charges of approximately $267 million, or approximately $197 million after-tax, relating primarily to certain BlackBerry 7 products with its current portfolio of hardware devices (the “Q4 BlackBerry 7 Inventory Provision”). The charge was predominantly non-cash. See “Critical Accounting Policies and Estimates – Q4 BlackBerry 7 Inventory Provision”.

During fiscal 2012, the Company launched the WiFi-enabled BlackBerry PlayBook tablet in 44 markets around the world. The BlackBerry PlayBook tablet represents the Company’s first tablet product and features the new BlackBerry Tablet Operating System based on technology resulting from the Company’s acquisition of QNX Software Systems in fiscal 2011. This operating system is expected to become the core of RIM’s next generation of BlackBerry 10 smartphones. Other features of the BlackBerry PlayBook tablet include a seven-inch high definition display, a dual core 1 GHZ processor, dual high definition cameras and other high performance multimedia capabilities, true multitasking, advanced security features and an uncompromised web browsing experience that supports Adobe Flash. On July 21, 2011, the BlackBerry PlayBook tablet received Federal Information Processing Standard 140-2 certification, making the BlackBerry PlayBook tablet the first tablet certified for deployment within U.S. federal government agencies. This certification demonstrates RIM’s continuing commitment and ability to meet the needs of security conscious organizations. The Company has recently undertaken a high level of promotional activity in retail-channels to drive sell-through of the BlackBerry PlayBook tablet to end customers as a result of several factors, including recent shifts in the competitive dynamics of the tablet market and a delay in the release of the BlackBerry PlayBook OS 2.0 software. On February 21, 2012, the BlackBerry PlayBook OS 2.0 software was released worldwide and was well-received. The PlayBook OS 2.0 release included some highly anticipated new capabilities and applications, and over 70% of PlayBook users upgraded to the new software within 30 days of release. In the third quarter of fiscal 2012, the Company recorded a pre-tax provision of approximately $485 million, approximately $356 million after tax (the “PlayBook Inventory Provision”), related to its inventory valuation of BlackBerry PlayBook tablets. See “Critical Accounting Policies and Estimates – PlayBook Inventory Provision”. The charge was predominantly non-cash.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee charged to a carrier or reseller, which the carrier or reseller in turn bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether each subscriber account should have an active status. Each carrier is charged a service fee for each subscriber account each month, with substantially all of such service fees having no regard to the amount of data traffic that the subscriber account passes over the BlackBerry architecture.

If a carrier instructs RIM to deactivate a subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing the carrier with respect to such account from the date of notification of its deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, each carrier’s responsibility to report changes to its subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance.

An important part of RIM’s BlackBerry wireless solution is the software that is installed at the corporate or small- and medium-size enterprise server level, and in some cases, on personal computers. Software revenues include fees from: (i) licensing RIM’s BlackBerry® Enterprise Server™ (“BES”) software; (ii) BlackBerry® Client Access Licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.

Revenues are also generated from sales of accessories, non-warranty repairs, BlackBerry App World sales and gains and losses on revenue hedge contracts.

Cost Optimization Program and CORE

On June 16, 2011, the Company announced the Cost Optimization Program to streamline operations across the organization. This realignment has focused on eliminating redundancies and reallocating resources to enable the Company to focus on areas that offer the highest growth opportunities and align with RIM’s strategic objectives, such as accelerating new product introductions. The Company believes that a more efficient cost structure will better enable it to respond to new market opportunities and changes in the competitive environment. On July 25, 2011, the Company announced that it would be reducing its global workforce across all functions by approximately 2,000 employees and that all impacted employees would receive severance packages and outplacement support. The Company incurred approximately $125 million in total pre-tax charges related to the Cost Optimization Program, as described in greater detail below. Substantially all of the pre-tax charges are one-time employee termination benefits and the identification and elimination of redundant facilities. As of the end of fiscal 2012, the Cost Optimization Program, which was focused on headcount reductions and facilities redundancies, was substantially complete. The Company will continue to make any remaining payments for employee termination benefits during fiscal 2013. The payments for charges relating to redundant facilities will continue to be made until the end of the term of the facilities leases.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

As part of the Company’s continuous effort to streamline its operations and increase efficiency, the Company has also commenced the CORE program. The CORE program is a Company-wide initiative with the objective of improving the Company’s operations. The program includes, among other things, a review of the Company’s research and development process to maximize the Company’s return on investment, the implementation of stock keeping units (“SKUs”) rationalization, an evaluation of the product development cycle to improve yield, warranty return rates and reduce manufacturing costs, an assessment of the Company’s sales and marketing initiatives to maximize sales efforts and effectively leverage its marketing windows, and a comprehensive review of RIM’s organizational structure to clearly define accountabilities for all key business, business processes and to eliminate fragmentation and inefficiencies. The Company is currently targeting the CORE program to drive approximately $1.0 billion in savings by the end of fiscal 2013 based on current run rates and the Company expects initial savings to be driven primarily by optimizing the cost position of the Company’s products and services, and improved overall resource effectiveness and organizational efficiency.

Non-GAAP Financial Measures

As noted above, the Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On March 29, 2012, the Company announced financial results for fiscal 2012, which included certain non-GAAP financial measures, including adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted net income and adjusted diluted earnings per share that exclude the impact of the pre-tax charges in fiscal 2012 related to the PlayBook Inventory Provision, the Q4 BlackBerry 7 Inventory Provision, the service interruption that occurred in the third quarter of fiscal 2012 (the “Q3 Service Interruption”) which resulted in the loss of service revenue and the payment of service credits of approximately $54 million, approximately $40 million after tax, the Cost Optimization Program, and the non-cash goodwill impairment charge described below (the “Q4 Goodwill Impairment Charge”) of approximately $355 million, approximately $346 million after tax. The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of income, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted net income and adjusted diluted earnings per share do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures was included in the Company’s press release, dated March 29, 2012.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2012 Operating Results – Executive Summary

The following table sets forth certain consolidated statement of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts, as well as certain consolidated balance sheet data, as at March 3, 2012, February 26, 2011 and February 27, 2010, which is expressed in millions of dollars.

	As at and for the Fiscal Year Ended
	March 3, 2012	February 26, 2011	Change 2012/2011	February 27, 2010	Change 2011/2010
	(in millions, except for share and per share amounts)
Revenue(1)	$18,435	$19,907	$(1,472)	$14,953	$4,954
Cost of sales(2,3,4)	11,856	11,082	774	8,369	2,713

Gross margin	6,579	8,825	(2,246)	6,584	2,241

Operating expenses
Research and development(3)	1,559	1,351	208	965	386
Selling, marketing and administration(3)	2,604	2,400	204	1,907	493
Amortization	571	438	133	310	128
Impairment of Goodwill(5)	355	—	355	—	—
Litigation(6)	—	—	—	164	(164)

	5,089	4,189	900	3,346	843

Income from operations	1,490	4,636	(3,146)	3,238	1,398
Investment income	21	8	13	28	(20)

Income before income taxes	1,511	4,644	(3,133)	3,266	1,378
Provision for income taxes	347	1,233	(886)	809	424

Net income	$1,164	$3,411	$(2,247)	$2,457	$954

Earnings per share
Basic	$2.22	$6.36	$(4.14)	$4.35	$2.01
Diluted	$2.22	$6.34	$(4.12)	$4.31	$2.03

Weighted-average number of shares outstanding (000’s)
Basic	524,101	535,986		564,492
Diluted	524,190	538,330		569,759

Total assets	$13,731	$12,875	$856	$10,205	$2,670
Total liabilities	$3,631	$3,937	$(306)	$2,602	$1,335
Total long-term liabilities	$242	$307	$(65)	$170	$137
Shareholders’ equity	$10,100	$8,938	$1,162	$7,603	$1,335

(1)	During fiscal 2012, the Company experienced the Q3 Service Interruption, which resulted in the loss of service revenue and the payment of penalties of approximately $54 million related to the unavailability of the Company’s network.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(2)	During fiscal 2012, the Company recorded the pre-tax PlayBook Inventory Provision of approximately $485 million. See “Critical Accounting Policies and Estimates – PlayBook Inventory Provision”.
(3)	Cost of sales, research and development and selling, marketing and administration expenses included approximately $125 million in total pre-tax charges related to the Cost Optimization Program to streamline operations across the Company during fiscal 2012. Included in cost of sales, research and development, and selling, marketing and administration expenses for fiscal 2012, was approximately $14 million, $23 million and $88 million, respectively, of charges related to the Cost Optimization Program. See “Overview – Cost Optimization Program and CORE”.
(4)	During the fourth quarter of fiscal 2012, the Company recorded the pre-tax Q4 BlackBerry 7 Inventory Provision of approximately $267 million. See “Critical Accounting Policies and Estimates – Q4 BlackBerry 7 Inventory Provision”.
(5)	During the fourth quarter of fiscal 2012, the Company performed a goodwill impairment test and based on the results of that test, the Company recorded a pre-tax Q4 Goodwill Impairment Charge of approximately $355 million.
(6)	In fiscal 2010, the Company settled all Visto Corporation (“Visto”) outstanding worldwide patent litigation (the “Visto Litigation”). The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $268 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $164 million was expensed as a litigation charge in fiscal 2010. The remainder of the payment was recorded as intangible assets.

The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:

	For the Fiscal Year Ended
	March 3, 2012	February 26, 2011	Change 2012/2011	February 27, 2010	Change 2011/2010
Revenue	100.0%	100.0%	—	100.0%	—
Cost of sales	64.3%	55.7%	8.6%	56.0%	(0.3%)

Gross margin	35.7%	44.3%	(8.6%)	44.0%	0.3%

Operating expenses
Research and development	8.5%	6.8%	1.7%	6.5%	0.3%
Selling, marketing and administration	14.1%	12.1%	2.0%	12.8%	(0.7%)
Amortization	3.1%	2.2%	0.9%	2.1%	0.1%
Impairment of Goodwill	1.9%	—	1.9%	—	—
Litigation	—	—	—	1.1%	(1.1%)

	27.6%	21.1%	6.5%	22.5%	(1.4%)

Income from operations	8.1%	23.2%	(15.1%)	21.5%	1.7%
Investment income	0.1%	—	0.1%	0.2%	(0.2%)

Income before income taxes	8.2%	23.2%	(15.0%)	21.7%	1.5%
Provision for income taxes	1.9%	6.2%	(4.3%)	5.4%	0.8%

Net income	6.3%	17.0%	(10.7%)	16.3%	0.7%

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue for fiscal 2012 was $18.4 billion, a decrease of $1.5 billion, or 7.4%, from $19.9 billion in fiscal 2011. The number of BlackBerry devices sold decreased by approximately 3.3 million, or 6.3%, to approximately 49.0 million in fiscal 2012, compared to approximately 52.3 million in fiscal 2011. Device revenue decreased by $2.2 billion, or 13.5%, to $13.8 billion, reflecting a lower number of devices sold, as well as a lower average sale price per unit. Service revenue increased by $0.9 billion, or 27.8% to $4.1 billion, reflecting the increase in net new BlackBerry subscriber accounts since the end of fiscal 2011. Software revenue increased by $23 million to $317 million in fiscal 2012 and other revenue decreased by $223 million to $237 million in fiscal 2012.

The Company’s net income for fiscal 2012 was $1.2 billion, a decrease of $2.2 billion, or 64.7%, compared to net income of $3.4 billion in fiscal 2011. The $2.2 billion decrease in net income in fiscal 2012 reflects a similar decrease in gross margin. The decrease in gross margin also reflects the impact of charges related to the Q3 Service Interruption, the PlayBook Inventory Provision, the Cost Optimization Program and the Q4 BlackBerry 7 Inventory Provision. Excluding the impact of the charges noted above, the decrease in gross margin resulted primarily from the decreased number of device shipments, as well as the mix of BlackBerry handheld devices sold during fiscal 2012, which were weighted towards in-life products with lower average selling prices and gross margins. This was partially offset by an increase of service revenue as a result of additional subscriber accounts.

Basic earnings per share (“basic EPS”) and diluted earnings per share (“diluted EPS”) were $2.22 in fiscal 2012 compared to $6.36 basic EPS and $6.34 diluted EPS in fiscal 2011, a 65.0% decrease in diluted EPS compared to fiscal 2011.

A more comprehensive analysis of these factors is contained in “Results of Operations”.

Critical Accounting Policies and Estimates

General

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit & Risk Management Committee and are set out below. The Company’s significant accounting policies are described in Note 1 to the Consolidated Financial Statements. Except as noted below, there have not been any changes to the Company’s critical accounting policies and estimates during the past three fiscal years.

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s major categories of revenue.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Hardware

Revenue from the sale of BlackBerry wireless hardware products (e.g., BlackBerry handheld devices and BlackBerry PlayBook tablets) is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which the software is deemed essential to the functionality of the hardware, the Company recognizes revenue in accordance with general revenue recognition accounting guidance.

The Company sells its BlackBerry PlayBook tablet with the right to receive unspecified software upgrade rights on a “when-and-if available” basis. These upgrade rights are related specifically to the product’s essential operating system software. In these instances, the amount allocated to the unspecified software upgrade rights are deferred and recognized rateably over the 24-month estimated life of the BlackBerry PlayBook tablet.

The Company records reductions to revenue for estimated commitments related to price protection, right of return and for customer incentive programs. Price protection is accrued as a reduction to revenue based on estimates of price reductions, provided the price reduction can be reliably estimated and all other revenue recognition criteria have been met. The Company also records reductions to revenue for a right of return based on contractual terms and conditions and, if the expected product returns can be reasonably and reliably estimated, based on historical experience. Where a general right of return cannot be reasonably and reliably estimated, the Company recognizes revenue when the product sells through the distribution channel. The estimated cost of the customer incentive programs is accrued as a reduction to revenue based on historical experience, and is recognized at the later of the date at which the Company has sold the product or the date at which the program is offered. If historical experience cannot support a breakage rate, the maximum rebate amount is deferred and adjusted when incentive programs end.

Service

Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

Software

Revenue from licensed software is recognized at the inception of the license term and in accordance with industry-specific software revenue recognition accounting guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or those services are provided.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other

Revenue from the sale of accessories is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue from repair and maintenance programs is recognized when the service is delivered, which is when the title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled.

Shipping and Handling Costs

Amounts billed to customers related to shipping and handling are classified as revenue, and the Company’s shipping and handling costs are included in cost of sales. Shipping and handling costs that cannot be reasonably attributed to certain customers are included in selling, marketing and administration.

Multiple-Element Arrangements

The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. The Company’s typical multiple-element arrangements involve: (i) handheld devices with services, (ii) tablets with unspecified software upgrades on a when-and-if available basis, and (iii) software with technical support services.

For the Company’s arrangements involving multiple deliverables of handheld devices with services, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using vendor-specific objective evidence of selling price (“VSOE”). In certain limited instances when the Company is unable to establish the selling price using VSOE, the Company attempts to establish the selling price of each element based on acceptable third party evidence of selling price (“TPE”); however, the Company is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances, the Company uses best estimated selling price (“BESP”) in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis.

The BlackBerry PlayBook tablet includes the right to receive free unspecified software upgrade rights on a when-and-if available basis. This upgrade right to the product’s embedded operating system software is considered an undelivered element at the time of sale of the BlackBerry PlayBook tablet and falls within the general revenue recognition guidance. The consideration from the arrangement is allocated to each respective element based on its relative selling price. As neither the BlackBerry PlayBook tablet nor the upgrade right are sold on a standalone basis and no TPE exists for these deliverables, the allocation of revenue is based on the Company’s BESP. The consideration for the delivered hardware and the related essential software operating system are recognized at the time of sale provided that the four revenue recognition criteria have been met. The consideration allocated to the unspecified software upgrade rights is deferred and recognized rateably over the 24-month estimated life of the tablets.

For arrangements involving multiple deliverables of software with technical support services, the revenue is recognized based on the industry-specific software revenue recognition accounting guidance. If the Company is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist; or (ii) when VSOE can be established.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company determines BESP for a product or service by considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with and formal approval by, the Company’s management, taking into consideration the Company’s marketing strategy. The Company regularly reviews VSOE, TPE and BESP, and maintains internal controls over the establishment and updates of these estimates. Based on the above factors, the Company’s BESP for the unspecified software upgrade right is $6 per BlackBerry PlayBook tablet. If the Company’s quarterly pricing reviews and internal control procedures indicate market facts and circumstances have changed, the Company’s BESP for hardware products, services and unspecified software upgrade rights related to the Company’s tablets could change. On an annual basis, the Company also reviews internal statistical data to estimate the useful life of the Company’s devices and tablets in market. If the estimated life of these hardware products should change, the amortization period for any deferred service revenues or deferred unspecified software upgrade right revenues would also change to reflect new market realities.

Allowance for Doubtful Accounts and Bad Debt Expense

The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on large more complex contracts with respect to sales of the majority of its products and services. The Company expects increasing accounts receivable balances with its large customers to continue as it sells an increasing number of its wireless devices and software products and service relay access through network carriers and resellers rather than directly.

The Company evaluates the collectability of its accounts receivables based upon a combination of factors on a periodic basis, such as specific credit risk of its customers, historical trends and economic circumstances. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. When the Company becomes aware of a specific customer’s inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer’s operating results or financial position, and payment experiences), RIM records a specific bad debt provision to reduce the customer’s related accounts receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company’s estimates of the recoverability of accounts receivables balances could be further adjusted.

Inventories and Inventory Purchase Commitments

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company’s policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company’s products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company’s forecasts, requirements for inventory write-offs that differ from the Company’s estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

PlayBook Inventory Provision

On December 2, 2011, the Company announced that it would record a pre-tax PlayBook Inventory Provision in the third quarter of fiscal 2012 of approximately $485 million, approximately $356 million after tax. The charge was predominantly non-cash. As previously disclosed, RIM had a high level of BlackBerry PlayBook inventory. The Company believed that an increase in promotional activity was required to drive sell-through to end customers. This was due to several factors, including recent shifts in the competitive dynamics of the tablet market and a delay in the release of the BlackBerry PlayBook OS 2.0 software. As a result, RIM recorded the PlayBook Inventory Provision in the third quarter of fiscal 2012 that reflected the current market environment and allowed it to expand upon the aggressive level of promotional activity recently employed by the Company in order to drive BlackBerry PlayBook tablet adoption.

Based on the positive response to the promotions in select markets, RIM believes this strategy will accelerate adoption of its QNX-based platform by consumers and enterprises, as well as help to drive the development of a vibrant application ecosystem in advance of its next generation of BlackBerry 10 smartphones. RIM sold into the channels approximately 1.3 million BlackBerry PlayBook tablets in fiscal 2012 and sell-through to end customers were estimated at approximately 1.1 million units. Since the launch of the new promotions across consumer and enterprise channels in the United States and Canada late in the third quarter of fiscal 2012, the Company has seen a significant increase in demand for the BlackBerry PlayBook tablet.

The Company also recorded an accrual for estimated fees and vendor inventory liabilities related to non-cancelable purchase commitments with contract manufacturers and suppliers for quantities in excess of future demand forecasts.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Q4 BlackBerry 7 Inventory Provision

During the fourth quarter of fiscal 2012, the Company recorded the Q4 BlackBerry 7 Inventory Provision consisting of pre-tax charges of approximately $267 million, or approximately $197 million after-tax, relating primarily to certain BlackBerry 7 products in its current portfolio of hardware devices. The charge was predominantly non-cash. The charges represent the Company’s estimates of provisions required to sell through existing inventory in the channel and the level of excess and obsolete inventory, based on estimated inventory levels of certain BlackBerry 7 products as of March 3, 2012. The Company also experienced a decrease in its forward-looking demand relating to certain BlackBerry 7 products and as such, recorded a reduction in the carrying value of its inventory, as well as increased its estimate of the excess inventory and contractual liabilities with its manufacturing partners for units or materials relating to those products.

Goodwill

Goodwill represents the excess of the acquisition price over the fair value of identifiable net assets acquired. Goodwill is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, during the fourth quarter, or more frequently if events or changes in circumstances indicate goodwill is more likely than not impaired. These events and circumstances may include a significant change in legal factors or in the business climate, a significant decline in the Company’s share price, an adverse action of assessment by a regulator, unanticipated competition, a loss of key personnel, significant disposal activity, and the testing of recoverability for a significant asset group.

The goodwill impairment test prescribed by U.S. GAAP requires the Company to identify reporting units and to determine estimates of the fair values of the Company’s reporting units as of the date it tests for impairment. Determining the fair value of the Company’s reporting units for the purpose of testing the potential impairment of individual assets and goodwill requires significant judgment by management. Different judgments could yield different results. For purposes of the Company’s goodwill impairment test, the Company has conducted an assessment and concluded that it operates as a single reporting unit.

The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its estimated fair value. The estimated fair value is determined utilizing a market-based approach, based on the quoted market price of the Company’s common shares, adjusted by an appropriate control premium. When the carrying amount of a reporting unit exceeds its estimated fair value, goodwill of the reporting unit is considered to be impaired, and the second step is necessary.

In the second step of the goodwill impairment test, the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it were the acquisition price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations. Establishing an implied fair value of goodwill requires the Company to make estimates for key inputs into complex valuation models and to apply significant judgment in the selection of estimates, assumptions and methodologies required to complete the analysis. Specific examples of these areas include, but are not limited to, development of multi-year business cash flow forecasts, the selection of discount rates and the identification and valuation of unrecorded assets.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Intangible Assets

Intangible assets with definite lives are stated at cost less accumulated amortization and the Company reviews these assets for impairment when events or changes in circumstances indicate that the carrying amount of the intangible assets might not be recoverable. The Company is currently amortizing its intangible assets with definite lives over periods generally ranging between two to ten years.

The useful lives of intangible assets are evaluated quarterly to determine if events or circumstances warrant a revision to their remaining period of amortization. Legal, regulatory and contractual factors, the effects of obsolescence, demand, competition and other economic factors are potential indicators that the useful life of an intangible asset may be revised. See “Cautionary Note Regarding Forwarding-Looking Statements – Risks Related to the Company’s Business and its Industry – Potential charges relating to the impairment of goodwill or other long-lived assets recorded on RIM’s balance sheet”.

Litigation

The Company is involved in litigation in the normal course of its business. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. For further details on legal matters, see “Legal Proceedings” below.

Royalties

The Company recognizes its liability for royalties in accordance with the terms of existing license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in accrued liabilities in the Consolidated Financial Statements. When the license agreements are subsequently finalized, the estimate is revised accordingly. Management’s estimates of royalty rates are based on the Company’s historical licensing activities, royalty payment experience and forward-looking expectations.

Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company’s warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company’s estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty activity, or changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required. For further details on the Company’s warranty expense experience and estimates for fiscal 2012, refer to Note 12 to the Consolidated Financial Statements.

Income Sensitivity

The Company estimates that a 10% change to either the current average unit warranty repair cost or the current average warranty return rate, measured against the device sales volumes currently under warranty as at March 3, 2012, would have resulted in adjustments to warranty expense and pre-tax income of approximately $41 million, or 3.5% of consolidated annual net income.

Investments

The Company’s cash equivalents and investments, other than cost method investments of $37 million and equity method investments of $48 million, consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes and are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in investment income. In the event of a decline in value which is other than temporary, the investment is written down to fair value with a charge to income.

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability, such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

•	Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets;

•

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

•	Level 3 - Significant unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In determining the fair value of investments held, the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the independent third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness.

For further details on the valuation methods and inputs used by the Company to determine the fair value of its investments, refer to Note 5 to the Consolidated Financial Statements.

Given the current market conditions and economic uncertainties, management exercises significant judgment in determining the fair value of the Company’s investments and the investment’s classification level within the three-tier fair value hierarchy. As at March 3, 2012, the Company had approximately 95% of its available-for-sale investments measured at fair value classified in Level 2.

The Company regularly assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s intent and ability to hold the investments to maturity. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in investment income equal to the difference between the cost basis and the fair value of the individual investment at the balance sheet date of the reporting period for which the assessment was made. The Company’s assessment on whether an investment is other-than-temporarily impaired or not, could change due to new developments or changes in assumptions or risks to any particular investment.

For further details on the Company’s investments and fair value conclusions, refer to Note 4 and Note 5 to the Consolidated Financial Statements.

Income Taxes

The Company uses the liability method of tax allocation to account for income taxes. Under this method, deferred income tax assets and liabilities are recognized based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company’s deferred income tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, capital assets, non-deductible reserves and operating loss carryforwards, net of valuation allowances. The Company records a valuation allowance to reduce deferred income tax assets to the amount management considers to be more likely than not to be realized. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. If the Company determines that it is more likely than not that it will not be able to realize all or part of its deferred income tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Significant judgment is required in evaluating the Company’s uncertain tax positions and provision for income taxes. The Company uses a two-step process in assessing its uncertain tax positions. The two-step process separates recognition from measurement. The first step is determining whether a tax position has met the recognition threshold by determining if the weight of available evidence indicates that it is more likely than not to be sustained upon examination. The second step is measuring a tax position that has met the recognition threshold as the largest amount of benefit that is more than 50% likely of being realized upon settlement. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provisions, income tax payable and deferred taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to uncertain tax positions as interest expense that is netted and reported within investment income. For further details, refer to Note 8 to the Consolidated Financial Statements.

The Company uses the flow-through method to account for investment tax credits (“ITCs”) earned on eligible scientific research and experimental development expenditures. The Company applies judgement in determining which expenditures are eligible to be claimed. Under this method, the ITCs are recognized as a reduction to income tax expense.

The Company’s provision for income taxes is based on a number of estimates and assumptions as determined by management and is calculated in each of the jurisdictions in which it conducts business. The Company’s consolidated income tax rates have differed from statutory rates primarily due to the tax impact of ITCs, manufacturing activities, the amount of net income earned in Canada versus other operating jurisdictions and the rate of taxes payable in respect of those other operating jurisdictions, the timing of reversal of temporary differences and the rate of taxes applied on these differences, permanent differences including non-deductible stock compensation and the impact of foreign exchange. The Company enters into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which it operates could seek to tax a greater share of income than has been provided. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

Stock-Based Compensation

The Company has an incentive stock option plan for officers and employees of the Company or its subsidiaries.

The Company estimates stock-based compensation expense for stock options at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In connection with its stock option review and the restatement of prior year financial statements, the Company applied judgment in choosing whether to revise measurement dates for prior option grants. While the Company believes it made appropriate judgments in determining the correct measurement dates for its stock option grants in connection with the restatement, the issues surrounding past stock option grants and financial statement restatements are complex and guidance in these areas may continue to evolve.

The Company has a Restricted Share Unit Plan (the “RSU Plan”) under which eligible participants include any officer or employee of the Company or its subsidiaries. The RSU Plan was approved at the Company’s Annual General Meeting on July 18, 2005 and received regulatory approval in August 2005. Restricted Share Units (“RSUs”) are redeemed for either common shares issued by the Company, common shares purchased on the open market by a trustee selected by the Company or the cash equivalent on the vesting dates established by the Board of Directors or the Compensation, Nomination and Governance Committee of the Board of Directors. The compensation expense is calculated based on the fair value of the equity award as determined by the closing value of the Company’s common shares on the business day of the grant and the amount is recognized over the vesting period of the RSU.

The Company has a Deferred Share Unit Plan (the “DSU Plan”), adopted by the Board of Directors on December 20, 2007, under which each non-executive director will be credited with Deferred Share Units (“DSUs”) in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. Grants under the DSU Plan replace the stock option awards that were historically granted to non-executive members of the Board of Directors. At a minimum, 60% of each non-executive director’s annual retainer will be satisfied in the form of DSUs. Each director can elect to receive the remaining 40% in any combination of cash and DSUs. Within a specified period after such a director ceases to be a director, DSUs will be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company’s common shares over the five trading days preceding the redemption date. Alternatively, subject to receipt of shareholder approval, the Company may elect to redeem DSUs by way of common shares purchased on the open market or issued by the Company. DSUs are accounted for as liability-classified awards and are awarded on a quarterly basis. These awards are measured at their fair value on the date of grant, and remeasured at each reporting period, until settlement.

For further details on the Company’s stock-based compensation, refer to Note 9 to the Consolidated Financial Statements.

Impact of Accounting Pronouncements Not Yet Implemented

In September 2011, the Financial Accounting and Standards Board (“FASB”) issued an amendment to Topic 350, Intangibles - Goodwill and Other, to simplify how entities test goodwill for impairment. The most significant amendment in this update is the option of a qualitative test for impairment, by providing entities the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (as defined as likelihood greater than 50%) that the fair value of a reporting unit is less than its carrying value. An entity has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the two step test and may resume performing the qualitative assessment in any subsequent period. The amendment is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company will adopt the guidance in the first quarter of fiscal 2013 and is currently evaluating the impact that the adoption of this guidance will have on its results of operations, financial condition and disclosures.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In June 2011, the FASB issued authoritative guidance which is expected to improve the comparability, consistency, and transparency of financial reporting as well as increase the prominence of items reported in other comprehensive income. The guidance amends previous literature by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, among other amendments. The guidance now provides entities with the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued an update to defer the requirement for entities to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The new authoritative guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011 and should be applied retrospectively, with early adoption permitted. The Company will adopt the guidance in the first quarter of fiscal 2013 and is currently evaluating the impact that the adoption of this guidance will have on its results of operations, financial condition and disclosures.

In May 2012, the FASB, as a result of work performed with the International Accounting and Standards Board (“IASB”), issued authoritative guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The guidance is expected to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The guidance presents certain amendments to clarify existing fair value measurements and disclosure requirements such as clarifying the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and clarifying that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurements that is categorized within Level 3 of the fair value hierarchy. Furthermore, the guidance amends previous literature by requiring additional disclosures about fair value measurements, specifically requesting more information about the valuation processes used for fair value measurements categorized within Level 3 of the fair value hierarchy as well as presenting sensitivity of the fair value measurements to changes in unobservable inputs in Level 3 valuations. The guidance also amends previous literature around measuring the fair value of financial instruments that are managed within a portfolio as well as the application of premiums and discounts in a fair value measurement. The new authoritative guidance is effective for interim and annual periods beginning after December 15, 2011. The Company will adopt the guidance in the first quarter of fiscal 2013 and is currently evaluating the impact that the adoption of this guidance will have on its results of operations, financial condition and disclosures.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Fiscal 2012 Compared to Fiscal 2011 and Fiscal 2010

Fiscal year ended March 3, 2012 compared to fiscal year ended February 26, 2011

Revenue

Revenue for fiscal 2012 was $18.4 billion, a decrease of $1.5 billion, or 7.4%, from $19.9 billion in fiscal 2011.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Fiscal Year Ended
	March 3, 2012		February 26, 2011		Change 2012/2011
Millions of BlackBerry handheld devices sold	49.0		52.3		(3.3)	(6.3%)

Millions of BlackBerry PlayBook tablets sold	1.3		—		1.3	100%

Revenue (in millions)
Hardware	$13,794	74.8%	$15,956	80.2%	$(2,162)	(13.5%)
Service (1)	4,086	22.2%	3,197	16.1%	889	27.8%
Software	318	1.7%	294	1.5%	24	8.2%
Other	237	1.3%	460	2.2%	(223)	(48.5%)

	$18,435	100.0%	$19,907	100.0%	$(1,472)	(7.4%)

(1)	During the third quarter of fiscal 2012, the Company experienced the Q3 Service Interruption, which resulted in the loss of service revenue and the payment of penalties of approximately $54 million related to the unavailability of the Company’s network.

Hardware revenue decreased by $2.2 billion, or 13.5%, to $13.8 billion, or 74.8% of consolidated revenue, in fiscal 2012 compared to $16.0 billion or 80.2% of consolidated revenue in fiscal 2011. This decrease in hardware revenue over the prior fiscal year was attributable to the mix of BlackBerry handheld devices sold during fiscal 2012, which were made up of devices that have lower average selling prices compared to those sold in fiscal 2011, as well as a lower volume of handheld shipments. The Company shipped approximately 49.0 million BlackBerry handheld devices in fiscal 2012 compared to 52.3 million devices in fiscal 2011. The decrease in the number of BlackBerry handheld devices was due to a number of factors, principally increased competition in the Company’s industry, particularly in the United States, as well as delays in new product introductions. In the first quarter of fiscal 2012, the Company observed that its then-existing portfolio of BlackBerry handheld devices had been in market for close to a year and delivering new products on a timely basis had been more challenging than the Company had anticipated. RIM had been making progress on a development path for the next generation of BlackBerry handheld devices when it determined it needed to make more significant upgrades to both hardware and software to address the impact of increasing competition in the smartphone market, particularly in the United States. Consequently, the Company made the

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

decision to develop a new single hardware platform and the BlackBerry 7 operating system for its high-end BlackBerry lineup. These changes, among other things, affected both the hardware and software timelines and pushed out entry into carrier certification labs. As noted in the “Risk Factors” section of RIM’s Annual Information Form, there are always risks and uncertainties in new product development and these changes presented extra challenges to carrier lab entry and the certification process. The mix of BlackBerry handheld devices in the first and second quarters of fiscal 2012 were heavily weighted towards its BlackBerry 6 handheld devices, particularly at the low end of the range, which had lower average selling prices and contribution margin than its BlackBerry 7 products. The Company also observed lower than expected shipments of its BlackBerry 6 handheld devices as customers worked through inventory and awaited the launch of the BlackBerry 7 handheld devices. However, delays in the product introduction timelines for its BlackBerry 7 handhelds devices also excluded RIM from some of the back-to-school programs it had expected to be a part of, which resulted in lower than anticipated shipments, revenue and earnings in the second quarter of fiscal 2012. While the BlackBerry Bold 9900 was well received by customers, certain other BlackBerry 7 product sales in fiscal 2012 were lower than expected due to competitive launches, the Q3 Service Interruption and BlackBerry 7 product launch delays.

Outside of North America, overall performance was strong although competitive shifts are making growth in international markets increasingly more challenging, and the Company is not satisfied with the performance of the business in the United States, as described in further detail below.

Contributing to hardware revenue in fiscal 2012 was the launch of the BlackBerry PlayBook tablet in the first quarter of the fiscal year. The number of BlackBerry PlayBook tablets shipped during fiscal 2012 was 1.3 million, of which approximately 1 million units were recognized as revenue during fiscal 2012 as the remaining units did not meet the criteria for revenue recognition as outlined in the “Critical Accounting and Estimates” section of this MD&A. The revenue for the units that were shipped in fiscal 2012 but not recognized will be recorded as revenue when all of the revenue recognition criteria are met. BlackBerry PlayBook tablet shipments were lower than anticipated during fiscal 2012 due to lower than anticipated sell-through to end users caused by several factors, including intense competition in the tablet market, especially in the United States, and shifts in the competitive dynamics of the market, as well as a delay in the release of BlackBerry PlayBook OS 2.0 software until February 2012. During the second half of fiscal 2012, the Company increased its promotional activity to encourage sell-through of the BlackBerry PlayBook tablets.

Service revenue increased by $0.9 billion, or 27.8%, to $4.1 billion or 22.2% of consolidated revenue in fiscal 2012, compared to $3.2 billion, or 16.1% of consolidated revenue in fiscal 2011, reflecting the Company’s increase in net new BlackBerry subscriber accounts since the end of fiscal 2011. Partially offsetting this increase was the loss of revenue and penalty charges associated with the Q3 Service Interruption totaling approximately $54 million. BlackBerry tiered service plans, which are lower revenue per user than the Company’s average, continued to drive growth in the Company’s subscriber base, specifically in the Company’s international markets, including Indonesia, South Africa and Venezuela. The international growth was offset by particularly weak results in fiscal 2012 in the United States where the Company experienced a net decrease in its subscriber base.

Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased by $23 million, or 7.8%, to $318 million in fiscal 2012 from $294 million in fiscal 2011. The increase was primarily attributable to an increase in software upgrades and revenue from acquisitions, and this was partially offset by a decrease in BES, CALs and software licensing revenue.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other revenue, which includes non-warranty repairs, accessories, BlackBerry App World and gains and losses on revenue hedging instruments, decreased by $223 million to $237 million in fiscal 2012 compared to $460 million in fiscal 2011. The majority of the decrease was attributable to decreases in non-warranty repairs and losses realized from revenue hedging. See “Market Risk of Financial Instruments – Foreign Exchange” for additional information on the Company’s hedging instruments.

Sales outside the United States, the United Kingdom and Canada comprised approximately 60% of the total consolidated revenue during fiscal 2012. Sales in the United States represented approximately 23% of total consolidated revenue during the year, a decrease as a percentage of total consolidated revenue compared to the prior year resulting from factors described above, shifts in the competitive dynamics within the United States, an increase of in-life products that makes up the Company’s product mix, as well as growth in international markets compared to fiscal 2011. Sales in the United Kingdom represented approximately 10% of total consolidated revenue and sales in Canada represented the remainder. During fiscal 2012, the Company experienced a significant decrease in its share of the smartphone market in the United States compared to fiscal 2011. Intense competition, the lack of a Long Term Evolution (LTE) product and a high end consumer offering in the United States is negatively impacting the Company’s results in that market. The Company has also encountered challenges due to the impact of “bring-your-own-device” (“BYOD”) strategies being adopted by some of its enterprise customers, as some IT departments that previously required employees to use the BlackBerry wireless solution because of its emphasis on security and reliability are permitting employees to choose devices offered by the Company’s competitors.

Gross Margin

Consolidated gross margin decreased by $2.2 billion, or 25.5%, to $6.6 billion, or 35.7% of revenue, in fiscal 2012, compared to $8.8 billion, or 44.3% of revenue, in fiscal 2011.

During the fourth quarter of fiscal 2012, the Company recorded the Q4 BlackBerry 7 Inventory Provision consisting of pre-tax charges of approximately $267 million, or approximately $197 million after-tax, relating primarily to certain BlackBerry 7 products with its current portfolio of hardware devices. The non-cash charges represent the Company’s estimates of provisions required to sell through existing inventory in the channel based on estimated inventory levels of certain BlackBerry 7 products, as well as related vendor liabilities as of March 3, 2012. The Company also experienced a decrease in its forward-looking demand relating to certain BlackBerry 7 products and as such, recorded a reduction in the carrying value of its inventory, and increased its estimate of the excess inventory and contractual liabilities with its manufacturing partners for units or materials relating to those products.

Excluding the impact of the charges related to the Q4 BlackBerry 7 Inventory Provision, the Cost Optimization Program, the PlayBook Inventory Provision and the charges related to the Q3 Service Interruption, consolidated gross margin decreased by $1.4 billion compared to fiscal 2011. The decline in consolidated gross margin percentage was primarily attributable to the decreased number of BlackBerry handheld device shipments in fiscal 2012 compared to fiscal 2011, as well as the mix of BlackBerry handheld devices sold during fiscal 2012, which were weighted towards in-life products with lower average selling prices and gross margins. The impact of the BlackBerry PlayBook sell-through programs conducted during the third and fourth quarters of fiscal 2012 further contributed to the year-over-year decline in the consolidated gross margin. The overall decline was partially offset by an increase in service revenue as a result of additional subscriber accounts, which comprised 22.2% of the total revenue mix for fiscal 2012 compared to 16.1% in fiscal 2011. Gross margin percentage for BlackBerry handheld devices and BlackBerry PlayBook tablets are generally lower than the Company’s consolidated gross margin percentage.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, amortization and litigation expenses for fiscal 2012 compared to fiscal 2011.

	For the Fiscal Year Ended (in millions)
	March 3, 2012		February 26, 2011		Change 2012/2011
		% of Revenue		% of Revenue		% of Change
Revenue	$18,435		$19,907		$(1,472)	(7.4%)

Operating expenses
Research and development (1)	$1,559	8.5%	$1,351	6.8%	$208	15.4%
Selling, marketing and administration (1)	2,604	14.1%	2,400	12.1%	204	8.5%
Amortization	571	3.1%	438	2.2%	133	30.4%
Impairment of Goodwill	355	1.9%	—	—	355	100.0%

Total	$5,089	27.6%	$4,189	21.1%	$900	21.5%

(1)	Research and development and selling, marketing and administration expenses for fiscal 2012 included charges of approximately $23 million and $88 million, respectively, related to the Cost Optimization Program.

Total operating expenses for fiscal 2012 as a percentage of revenue increased by 6.5% to 27.6% of revenue compared to fiscal 2011.

Research and Development Expenses

Research and development expenditures consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.

Research and development expenditures increased by $208 million to $1.6 billion, or 8.5% of revenue, in fiscal 2012, compared to $1.4 billion, or 6.8% of revenue, in fiscal 2011. Excluding the impact of the charges related to the Cost Optimization Program, of which $23 million was attributable to research and development expenditures related primarily to employee termination benefits, research and development expenses increased by $185 million compared to fiscal 2011. The majority of the increase during fiscal 2012 compared to fiscal 2011 was attributable to higher materials usage, as well as an increase in salaries and benefits due to an increase in personnel associated with research and development activities.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses consist primarily of salaries and benefits, marketing, advertising and promotion, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.

Selling, marketing and administration expenses increased by $204 million to $2.6 billion for fiscal 2012 compared to $2.4 billion for fiscal 2011. As a percentage of revenue, selling, marketing and administration expenses increased to 14.1% in fiscal 2012 versus 12.1% in fiscal 2011. The increase in selling, marketing and administration expenses also reflects the impact of approximately $88 million relating to the Cost Optimization Program, which consisted of $53 million related to the identification and elimination of redundant facilities and $35 million related to employee termination benefits. Excluding the impact of the Cost Optimization Program, the $116 million increase in selling, marketing and administration expenses was attributable to an increase in foreign exchange losses, bad debt expenses, and consulting fees.

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for fiscal 2012 compared to fiscal 2011. Intangible assets are comprised of intellectual property and acquired technology.

	For the Fiscal Year Ended (in millions)
	Included in Amortization			Included in Cost of sales
	March 3, 2012	February 26, 2011	Change	March 3, 2012	February 26, 2011	Change
Property, plant and equipment	$359	$272	$87	$301	$225	$76
Intangible assets	212	166	46	651	264	387

Total	$571	$438	$133	$952	$489	$463

Amortization

Amortization expense relating to certain property, plant and equipment and intangible assets increased by $133 million to $571 million for fiscal 2012 compared to $438 million for fiscal 2011, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made during fiscal 2012.

Cost of sales

Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $463 million to $952 million for fiscal 2012 compared to $489 million for fiscal 2011. This primarily reflects the impact of certain intangible asset additions made during the latter part of fiscal 2011.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Goodwill

As stated under “Critical Accounting Policies and Estimates – Goodwill”, goodwill represents the excess of the acquisition price over the fair value of identifiable net assets acquired. Goodwill is tested annually, through a two step process, for impairment in the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that goodwill is more likely than not impaired. During the fourth quarter of fiscal 2012, the Company used the two-step impairment test to identify potential goodwill impairment and measure the amount of the goodwill impairment loss to be recognized. In the first step, the fair value of the Company was determined using RIM’s average market capitalization for the preceding five days from the impairment test date, plus a reasonable control premium, which was established based on recent market transactions. The results from the first step of the goodwill impairment test demonstrated that the carrying value of the Company exceeded its estimated fair value as at the balance sheet date and therefore the second step of the goodwill impairment test was performed.

In the second step of the impairment test, the Company calculated the impairment loss by estimating the implied fair value of goodwill and comparing it with its carrying value. Using the fair value determined in the first step as the acquisition price, the implied fair value of goodwill was calculated as the residual amount of the acquisition price after allocations made to the fair value of net assets, including recognized and unrecognized intangible assets. Based on the results of the second step of the goodwill impairment test, it was concluded that the carrying value of goodwill was impaired. Consequently, the Company recorded a goodwill impairment of $355 million, $346 million after tax, and reported this amount as a separate line item in the Consolidated Statements of Operations.

The Company will continue to evaluate the carrying value of goodwill on an annual basis in the fourth quarter of its fiscal year or more frequently, if possible indicators of impairment occur, such as a significant change in legal factors or in the business climate, a significant decline in the Company’s share price, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant disposal activity, and the test of recoverability for a significant asset group.

As described above, the Company’s share price and control premium are significant factors in assessing the Company’s fair value for purposes of the goodwill impairment assessment. The Company’s share price can be affected by, among other things, changes in industry or market conditions, including the effect of competition, changes in our results of operations, and changes in the Company’s forecasts or market expectations relating to future results. See “Risk Factors – The market price of the Company’s common shares may be volatile” in the Company’s Annual Information Form. The current macroeconomic environment and competitive dynamics continue to be challenging to the Company’s business and the Company cannot be certain of the duration of these conditions and their potential impact on the Company’s share price performance or control premium applicable to the Company. A sustained decline in the Company’s performance, the Company’s market capitalization and future changes to the Company’s assumptions and estimates used in the goodwill impairment, particularly the determination of an appropriate control premium, and the reasonableness of observing the average market price over a 5-day period, may result in an impairment of some or all of the goodwill on the Company’s balance sheet; including any goodwill arising from the acquisition of Paratek Microwave, Inc., which was an acquisition that was completed five days following the end of fiscal 2012.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Income

Investment income increased by $13 million to $21 million in fiscal 2012 from $8 million in fiscal 2011. Investment income in fiscal 2011 includes $17 million in impairment losses on the Company’s auction rate securities and Lehman Brothers trust assets, without which investment income would have been $25 million. Excluding the impairment losses, the decrease primarily reflects the decrease in the Company’s average cash, cash equivalents and investment balances compared to fiscal 2011, as well as a decrease in the average yield due compared to fiscal 2011. See “Financial Condition - Liquidity and Capital Resources”, “Financial Condition – Lehman Brothers International (Europe)” and “Financial Condition – Auction Rate Securities”.

Income Taxes

For fiscal 2012, the Company’s income tax expense was $347 million, resulting in an effective tax rate of 23.0% compared to income tax expense of $1.2 billion and an effective tax rate of 26.6% for the same period last year. The Company’s lower effective tax rate in fiscal 2012 reflects the geographic mix of earnings in jurisdictions with different tax rates, the favourable resolution of uncertain tax positions, and the higher proportional effect of tax incentives on earnings offset by the unfavourable impact of an impairment charge relating to non-deductible goodwill.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of income of its non-Canadian subsidiaries, as this income is intended to be reinvested indefinitely by these subsidiaries.

Net Income

Net income decreased by $2.2 billion to $1.2 billion in fiscal 2012 compared to net income of $3.4 billion in the prior fiscal year. Excluding the impact of charges related to the Q4 Goodwill Impairment Charge, the Q4 BlackBerry 7 Inventory Provision, the Cost Optimization Program, the PlayBook Inventory Provision and the charges related to the Q3 Service Interruption, net income decreased by $1.2 billion compared to fiscal 2011. The $1.2 billion decrease in net income primarily reflects a decrease in the Company’s gross margin, which was negatively impacted by the decreased number of BlackBerry handheld device shipments in fiscal 2012 compared to fiscal 2011, as well as a change in the mix of BlackBerry handheld devices sold, which were weighted towards products with lower average selling prices and gross margins. In addition, an increase in operating expenses in the amount of $545 million also contributed to the decrease in net income compared to fiscal 2011. The impact of the BlackBerry PlayBook sell-through programs conducted during the third and fourth quarters of fiscal 2012 further contributed to the year-over-year decline in the consolidated gross margin. This decrease was partially offset by an increase in service revenue as a result of additional subscriber accounts, as well as a decrease of $886 million in the provision for income taxes.

Basic and diluted EPS was $2.22 in fiscal 2012, a decrease of 65.1% and 65.0%, respectively, compared to $6.36 basic EPS and $6.34 diluted EPS in fiscal 2011.

The weighted average number of common shares outstanding was 524 million common shares for both basic and diluted EPS for the fiscal year ended March 3, 2012 compared to 536 million common shares for basic EPS and 538 million common shares for diluted EPS for the fiscal year ended February 26, 2011.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Common Shares Outstanding

On April 4, 2012, there were 524 million voting common shares, options to purchase 4 million voting common shares, 8 million restricted share units and 0.1 million deferred share units outstanding.

The Company has not paid any cash dividends during the last three fiscal years.

Share Repurchase Program

On June 16, 2011, the Company’s Board of Directors approved a share repurchase program to commence any time after July 10, 2011 to purchase for cancellation through the facilities of the NASDAQ Stock Market or, subject to regulatory approval, by way of private agreement up to 5% of RIM’s outstanding common shares (representing approximately 26 million common shares as of the date hereof ) (the “2012 Repurchase Program”). The 2012 Repurchase Program will remain in place for up to 12 months or until the purchases are completed or the program is terminated by RIM. No common shares have been repurchased under the 2012 Repurchase Program to date.

The actual number of shares purchased, the timing of purchases, and the price at which the shares would be bought under the 2012 Repurchase Program will depend on future market conditions and upon potential alternative uses for cash resources. There is no assurance that any shares will be purchased under the 2012 Repurchase Program and RIM may elect to suspend or discontinue the program at any time. See “Cautionary Note Regarding Forward-Looking Statements”.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal year end February 26, 2011 compared to fiscal year ended February 27, 2010

Revenue

Revenue for fiscal 2011 was $19.9 billion, an increase of approximately $5.0 billion, or 33.1%, from $15.0 billion in fiscal 2010.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Fiscal Year Ended
	February 26, 2011		February 27, 2010		Change 2011/2010
Millions of BlackBerry handheld devices sold	52.3		36.7		15.6	43%

Revenue (in millions)
Devices	$15,956	80.2%	$12,116	81.0%	$3,840	31.7%
Service	3,197	16.1%	2,158	14.4%	1,039	48.1%
Software	294	1.5%	259	1.7%	35	13.5%
Other	460	2.2%	420	2.9%	40	9.5%

	$19,907	100.0%	$14,953	100.0%	$4,954	33.1%

Device revenue increased by $3.8 billion, or 31.7%, to $16.0 billion, or 80.2% of consolidated revenue, in fiscal 2011 compared to $12.1 billion, or 81.0%, of consolidated revenue in fiscal 2010. This increase in device revenue over the prior year was primarily attributable to a volume increase of approximately 15.6 million units, or 43%, to approximately 52.3 million devices in fiscal 2011 compared to approximately 36.7 million devices in fiscal 2010.

Service revenue increased by $1.0 billion, or 48.1%, to $3.2 billion or 16.1% of consolidated revenue in fiscal 2011, compared to $2.2 billion, or 14.4% of consolidated revenue in fiscal 2010, reflecting the Company’s increase in net new BlackBerry subscriber accounts since the end of fiscal 2010.

Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $35 million, or 13.5%, to $294 million in fiscal 2011 from $259 million in fiscal 2010. The increase was primarily attributable to software revenue earned from a business acquisition in the second quarter of fiscal 2011, as well as an increase in technical support, partially offset by a decrease in BES and CALs.

Other revenue, which includes non-warranty repairs, accessories and gains and losses on revenue hedging instruments, increased by $40 million to $460 million in fiscal 2011 compared to $420 million in fiscal 2010. The majority of the increase was attributable to gains realized from revenue hedging instruments partially offset by decreases in non-warranty repairs and freight revenue when compared to fiscal 2010. See “Market Risk of Financial Instruments – Foreign Exchange” for additional information on the Company’s hedging instruments.

Gross Margin

Consolidated gross margin increased by $2.2 billion, or 34.0%, to $8.8 billion, or 44.3% of revenue, in fiscal 2011, compared to $6.6 billion, or 44.0% of revenue, in fiscal 2010. The increase in consolidated gross margin was primarily due to an increase in the number of device shipments and an increase in service revenues as a result of additional subscriber accounts, which comprised 16.1% of the total revenue mix for fiscal 2011 compared to 14.4% in fiscal 2010, partially offset by a lower percentage of revenue from device shipments which comprised 80.2% of total revenue mix in fiscal 2011 compared to 81.0% in the same period in fiscal 2010. Gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, amortization and litigation expenses for fiscal 2011 compared to fiscal 2010.

	For the Fiscal Year Ended (in millions)
	February 26, 2011		February 27, 2010		Change 2011/2010
		% of Revenue		% of Revenue		% of Change
Revenue	$19,907		$14,953		$4,954	33.1%

Operating expenses
Research and development	$1,351	6.8%	$965	6.5%	$386	40.0%
Selling, marketing and administration(1)	2,400	12.1%	1,907	12.8%	493	25.9%
Amortization	438	2.2%	310	2.1%	128	41.3%
Litigation(2)	—	—	164	1.1%	(164)	(100.0%)

Total	$4,189	21.1%	$3,346	22.5%	$843	25.2%

(1)	Selling, marketing and administration in fiscal 2010 included unusual charges of $96 million recognized in the first quarter of fiscal 2010. The unusual charges related to a charge for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods and the foreign exchange impact of the enactment of functional currency tax legislation in Canada.
(2)	In fiscal 2010, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $268 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $164 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.

Total operating expenses for fiscal 2011 as a percentage of revenue decreased by 1.4% to 21.1% of revenue compared to fiscal 2010.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses

Research and development expenditures increased by $386 million to $1.4 billion, or 6.8% of revenue, in fiscal 2011, compared to $965 million, or 6.5% of revenue, in fiscal 2010. The majority of the increase during fiscal 2011 compared to fiscal 2010 was attributable to salaries and benefits due to an increase in the headcount associated with research and development activities, as well as increased materials usage.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses increased by $493 million to $2.4 billion for fiscal 2011 compared to $1.9 billion for fiscal 2010. As a percentage of revenue, selling, marketing and administration expenses decreased to 12.1% in fiscal 2011 versus 12.8% in fiscal 2010. Excluding the impact of $96 million of unusual charges during fiscal 2010, selling, marketing and administration expenses increased by $589 million. The majority of this increase was primarily attributable to increased expenditures for marketing, advertising and promotion, increased salary and benefits expenses primarily as a result of increased personnel as well as information technology costs, which was partially offset by reduced facilities expenditures in fiscal 2011 primarily due to the one-time charge recognized in fiscal 2010 in relation to the enactment of changes to the functional currency tax legislation discussed further below, and reduced facilities expenditures.

With the enactment of changes to the functional currency tax legislation by the Government of Canada in the first quarter of fiscal 2010, the Company changed the basis of calculating its income tax provision for its Canadian operations from Canadian dollars to the U.S. dollar, its reporting currency, with the effective date being the beginning of fiscal 2010. Gains realized on the revaluation of these tax liabilities previously denominated in Canadian dollars throughout 2009 were reversed upon enactment of the changes to the rules in the first quarter of fiscal 2010. Included in the total selling, marketing and administration for fiscal 2010 is a $54 million charge primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. Throughout fiscal 2009, foreign exchange gains were offset by foreign exchange losses incurred as a part of the Company’s foreign currency hedging program.

Selling, marketing and administration expenses for fiscal 2010 also included a charge of $42 million for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods. The Company’s Board of Directors approved the payment on account of certain incremental personal tax liabilities of certain employees, excluding RIM’s then Co-Chief Executive Officers, related to the exercise of certain stock options issued by the Company.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for fiscal 2011 compared to fiscal 2010. Intangible assets are comprised of intellectual property and acquired technology.

	For the Fiscal Year Ended (in millions)
	Included in Amortization			Included in Cost of sales
	February 26, 2011	February 27, 2010	Change	February 26, 2011	February 27, 2010	Change
Property, plant and equipment	$272	$185	$87	$225	$160	$65
Intangible assets	166	125	41	264	146	118

Total	$438	$310	$128	$489	$306	$183

Amortization

Amortization expense relating to certain property, plant and equipment and certain intangible assets increased by $128 million to $438 million for fiscal 2011 compared to $310 million for fiscal 2010, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made during fiscal 2011.

Cost of sales

Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $183 million to $489 million for fiscal 2011 compared to $306 million for fiscal 2010, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made during fiscal 2011.

Litigation Expense

In fiscal 2010, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $268 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $164 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.

Investment Income

Investment income decreased by $20 million to $8 million in fiscal 2011 from $28 million in fiscal 2010. The decrease primarily reflects impairment charges recognized in the third quarter of fiscal 2011 of $17 million. The decrease was also partially attributed to slight decreases in yields due to lower interest rates when compared to fiscal 2010.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes

For fiscal 2011, the Company’s income tax expense was $1.2 billion, resulting in an effective tax rate of 26.6% compared to income tax expense of $809 million and an effective tax rate of 24.8% for fiscal 2010. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates.

On March 12, 2009, the Government of Canada enacted changes to the Income Tax Act (Canada) that allowed the Company to calculate its fiscal 2009 and subsequent fiscal year Canadian income tax expense based on the U.S. dollar (the Company’s functional currency). As such, the Company recorded tax benefits of $145 million related to the enactment of the functional currency rules in the first quarter of fiscal 2010, resulting in the lower effective rate in fiscal 2010.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of income of its non-Canadian subsidiaries, as this income is intended to be reinvested indefinitely by these subsidiaries.

Net Income

Net income was $3.4 billion in fiscal 2011 compared to net income of $2.5 billion in fiscal 2010. The $954 million increase in net income in fiscal 2011 primarily reflects an increase in gross margin in the amount of $2.2 billion, as well as an increase in consolidated gross margin percentage, resulting primarily from the increased number of device shipments as well as an increase in service revenue as a result of additional subscriber accounts, which was partially offset by an increase of $843 million in the Company’s operating expenses, and an increase of $424 million in the provision for income taxes. Included in net income in fiscal 2010 was the impact of unusual charges of $96 million, a $175 million income tax benefit, which related to the foreign exchange impact of the enactment of functional currency tax legislation in Canada, and a $164 million litigation charge, which related to the settlement of the Visto Litigation.

Basic EPS was $6.36 and diluted EPS was $6.34 in fiscal 2011, an increase of 46.2% and 47.1%, respectively, compared to $4.35 basic EPS and $4.31 diluted EPS in fiscal 2010. Diluted EPS of $4.31 for fiscal 2010 included approximately $0.06 from the impact of unusual charges of $96 million, an income tax benefit of $175 million recognized during the first quarter of fiscal 2010 and a litigation charge of $164 million recognized during the second quarter of fiscal 2010.

The weighted average number of common shares outstanding was 536 million common shares for basic EPS and 538 million common shares for diluted EPS for the fiscal year ended February 26, 2011 compared to 565 million common shares for basic EPS and 570 million common shares for diluted EPS for the fiscal year ended February 27, 2010.

Common Shares Outstanding

On March 22, 2011, there were 524 million common shares, options to purchase 5 million common shares, 3 million restricted share units and 51,500 deferred share units outstanding.

The Company has not paid any cash dividends during the last three fiscal years.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On November 4, 2009, the Company’s Board of Directors authorized the repurchase of common shares up to an authorized limit of $1.2 billion (the “2010 Repurchase Program”). Pursuant to the 2010 Repurchase Program, the Company repurchased and cancelled 12.3 million common shares at a cost of $775 million during fiscal 2010. In the first three months of fiscal 2011, the Company repurchased and cancelled 5.9 million common shares at a cost of $410 million. There was a reduction of approximately $23 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of $387 million was charged to retained earnings. Under the 2010 Repurchase Program, the Company repurchased and cancelled a total of 18.2 million common shares for an aggregate cost of $1.2 billion, resulting in the effective completion of the 2010 Repurchase Program.

On June 24, 2010, the Company’s Board of Directors authorized a share repurchase program to purchase for cancellation up to approximately 31 million common shares (the “2011 Repurchase Program”). Pursuant to the 2011 Repurchase Program, the Company repurchased and cancelled 31.3 million common shares at a cost of $1.7 billion during the first nine months of fiscal 2011, resulting in the effective completion of the 2011 Repurchase Program. As a result of the repurchase and cancellation, there was a reduction of approximately $119 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of $1.6 billion was charged to retained earnings.

The 31.3 million common shares purchased under the 2011 Repurchase Program together with the 18.2 million common shares purchased by the Company under the 2010 Repurchase Program, represent approximately 10% of the Company’s public float of common shares.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary Results of Operations

Three months ended March 3, 2012 compared to the three months ended February 26, 2011

The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in millions of dollars, except for share and per share amounts and as a percentage of revenue, for the three months ended March 3, 2012 and February 26, 2011:

	For the Three Months Ended
	March 3, 2012		February 26, 2011		Change Q4 Fiscal 2012/2011
	(in millions, except for share and per share amounts)
Revenue	$4,190	100.0%	$5,556	100.0%	$(1,366)
Cost of sales	2,789	66.6%	3,103	55.8%	(314)

Gross margin	1,401	33.4%	2,453	44.2%	(1,052)

Operating expenses
Research and development	386	9.2%	383	6.9%	3
Selling, marketing and administration	650	15.5%	705	12.7%	(55)
Amortization	152	3.6%	125	2.2%	27
Impairment of Goodwill	355	8.5%	—	—	355

	1,543	36.8%	1,213	21.8%	330

Income/ (Loss) from operations	(142)	(3.4%)	1,240	22.3%	(1,382)
Investment income	5	0.1%	3	0.1%	2

Income/ (Loss) before income taxes	(137)	(3.3%)	1,243	22.4%	(1,380)
Provision for/ (recovery of) income taxes	(12)	(0.3%)	309	5.6%	(321)

Net income/ (loss)	$(125)	(3.0%)	$934	16.8%	$(1,059)

Earnings/ (Loss) per share
Basic	$(0.24)		$1.79		$(2.03)

Diluted	$(0.24)		$1.78		$(2.02)

Weighted-average number of shares outstanding (000’s)
Basic	524,160		522,764
Diluted	524,160		524,334

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue

Revenue for the fourth quarter of fiscal 2012 was $4.2 billion, a decrease of $1.4 billion, or 24.6%, from $5.6 billion in the fourth quarter of fiscal 2011.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Three Months Ended
	March 3, 2012		February 26, 2011		Change Q4 Fiscal 2012/2011
Millions of BlackBerry handheld devices sold	11.1		14.9		(3.8)	(25.5%)

Millions of BlackBerry PlayBook tablets sold	0.5		—		0.5	100.0%

Revenue (in millions)
Hardware	$2,866	68.4%	$4,481	80.7%	$(1,615)	(36.0%)
Service	1,142	27.3%	898	16.2%	244	27.2%
Software	80	1.9%	81	1.5%	(1)	(1.2%)
Other	102	2.4%	96	1.6%	6	6.3%

	$4,190	100.0%	$5,556	100.0%	$(1,366)	(24.6%)

Hardware revenue decreased by $1.6 billion, or 36.0%, to $2.9 billion, or 68.4% of consolidated revenue, in the fourth quarter of fiscal 2012 compared to $4.5 billion, or 80.7%, of consolidated revenue in the fourth quarter of fiscal 2011. This decrease in device revenue was attributable to a decrease in device average sales prices compared to the fourth quarter of fiscal 2011, as well as a volume decrease of handheld devices in the fourth quarter of fiscal 2012 compared to the fourth quarter of fiscal 2011. The Company shipped approximately 11.1 million BlackBerry handheld devices in the fourth quarter of fiscal 2012 compared to 14.9 million devices in the fourth quarter of fiscal 2011. The decrease in volume was attributable to increased competition in the Company’s industry. The number of BlackBerry PlayBook tablets shipped during the fourth quarter of fiscal 2012 was 0.5 million, of which 0.1 million units were recognized as revenue during fiscal 2012 as the remaining units did not meet the criteria for revenue recognition as outlined in the “Critical Accounting and Estimates” section of this MD&A. The revenue for the units that were shipped in fiscal 2012 but not recognized will be recorded as revenue when all of the revenue recognition criteria are met. Also contributing to this decrease was the impact of the BlackBerry PlayBook tablet sell-through programs that were conducted during the fourth quarter of fiscal 2012. BlackBerry 7 product sales in fiscal 2012 were lower than expected due to competitive launches, the Q3 Service Interruption and BlackBerry 7 product launch delays. Additionally, while the BlackBerry Bold 9900 was well received in its market segment of full QWERTY professionals, the Company did not have a highly competitive offering in the rapidly growing market for full-touch-based devices in the fourth quarter of fiscal 2012. The Company expects revenue in the first quarter of fiscal 2013 to show a sequential decrease compared to the fourth quarter of fiscal 2012 based on lower unit volumes, a less favourable product mix with lower average sales prices, and the adoption of new pricing initiatives to drive the sell-through and sell-in for BlackBerry 7 handheld devices.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Service revenue increased by $244 million, or 27.2%, to $1.1 billion, or 27.3% of consolidated revenue in the fourth quarter of fiscal 2012, compared to $898 million, or 16.2% of consolidated revenue, in the fourth quarter of fiscal 2011, primarily reflecting the Company’s increase in BlackBerry subscriber accounts since the fourth quarter of fiscal 2011 and the 14th week in the fourth quarter of fiscal 2012. Given that many of the Company’s competitors recover their infrastructure and services expense in alternate manners, the Company is facing greater pressure to reduce its monthly infrastructure access fees. In addition, the infrastructure access fees charged by the Company may also fall under pressure if the new products it launches do not utilize the network infrastructure in the same way or to the same extent as the Company’s existing products. The Company is focused on developing an integrated services offering that leverages RIM’s strengths such as BBM, security and manageability that will generate service revenues. However, if the Company is unable to resist these competitive pressures or is unable to develop a compelling integrated services offering that will generate service revenues and enable the Company to recover the costs associated with its network infrastructure, this could have a material adverse affect on the Company’s results of operations and financial condition.

Software revenue decreased by $1 million, or 1.2%, to $80 million in the fourth quarter of fiscal 2012 from $81 million in the fourth quarter of fiscal 2011. This decrease was primarily attributable to a decrease in BES and CALs.

Other revenue increased by $6 million to $102 million in the fourth quarter of fiscal 2012 compared to $96 million in the fourth quarter of fiscal 2011. The majority of the increase was attributable to gains realized from revenue hedging instruments, partially offset by a decrease in non-warranty repairs revenue. See “Market Risk of Financial Instruments – Foreign Exchange” for additional information on the Company’s hedging instruments.

Sales outside the United States, the United Kingdom and Canada comprised approximately 68% of the Company’s total consolidated revenue during the fourth quarter of fiscal 2012, compared to 61% in the fourth quarter of fiscal 2011. Sales in the United States represented approximately 17% of total consolidated revenue during the quarter, a decrease compared to prior quarters resulting from factors described above, shifts in the competitive dynamics within the United States, an increase of in-life products that makes up the Company’s product mix, as well as growth in international markets compared to the fourth quarter of fiscal 2011. Sales in the United Kingdom represented approximately 10% of total consolidated revenue and sales in Canada represented the remainder. During the fourth quarter of fiscal 2012, the Company experienced a decrease in its share of the smartphone market in the United States compared to the third quarter of fiscal 2012. Intense competition, the lack of a LTE product and a high-end consumer offering in the United States is negatively impacting the Company’s results in that market. The Company expects net subscribers in the United States to remain under pressure, and will be looking to international markets to help maintain and grow its subscriber base. However, the Company does not expect to grow the subscriber base at the same rate that it experienced in fiscal 2012. In addition, growth in international markets are generally based on lower-tiered plans and attract lower subscriber fees per user.

Gross Margin

Consolidated gross margin decreased by $1.1 billion, or 42.9%, to $1.4 billion, or 33.4% of revenue, in the fourth quarter of fiscal 2012, compared to $2.5 billion, or 44.2% of revenue, in the fourth quarter of fiscal 2011. The decrease of $1.1 billion includes pre-tax charges of approximately $267 million relating to the Q4 BlackBerry 7 Inventory Provision. The charges represent the Company’s estimates of provisions required to sell through existing inventory in the channel based on estimated inventory levels of certain BlackBerry 7 products as of March 3, 2012. The Company also experienced a decrease in its forward looking demand relating to certain BlackBerry 7 products and as such, recorded a reduction in the carrying value of its inventory and increased its estimate of the excess inventory and contractual liabilities with its

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

manufacturing partners for units or materials relating to those products. The Company has also encountered challenges due to the impact of BYOD strategies being adopted by some of its enterprise customers, as some IT departments that previously required employees to use the BlackBerry wireless solution because of its emphasis on security and reliability are permitting employees to choose devices offered by the Company’s competitors. The Company expects that the anticipated launch of BlackBerry 10 smartphones will strengthen its position in the BYOD enterprise segment. The Company will also continue to seek partnerships that will further enable RIM to have a complete BYOD offering.

Excluding the impact of the Q4 BlackBerry 7 Inventory Provision, the decrease in consolidated gross margin was $785 million or 32.0%. The decrease in consolidated gross margin percentage was due to a lower volume of BlackBerry handheld devices shipped and a shift in the mix of BlackBerry handheld devices sold during the fourth quarter of fiscal 2012, which were weighted towards in-life products with lower average selling prices and gross margins. This decrease is partially offset by higher service revenue as a result of additional subscriber accounts, which comprised 27.3% of total revenue mix in fiscal 2012 compared to 16.2% in fiscal 2011. As noted above, gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage.

In the first quarter of fiscal 2013, the Company expects the product mix shifting even further towards lower priced handsets to support growth in prepaid and entry level markets as well as the late stage of the product life cycle for the Company’s current portfolio of smartphones. The Company also plans on adopting more aggressive pricing initiatives in smartphones to increase the sell-through and sell-in of BlackBerry 7 smartphones. Based on these trends and the Company’s more aggressive selling initiatives for Blackberry 7 smartphones, the Company expects smartphone gross margins to face ongoing pressure, which it anticipates will be partially offset by a higher percentage of service revenue as a proportion of consolidated revenue.

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended March 3, 2012, compared to the quarter ended November 26, 2011 and the quarter ended February 26, 2011. The Company believes that it is meaningful to also provide a comparison between the fourth quarter of fiscal 2012 and the third quarter of fiscal 2012 given that RIM’s quarterly operating results vary substantially.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	For the Three Months Ended (in millions)
	March 3, 2012		November 26, 2011		February 26, 2011
		% of Revenue		% of Revenue		% of Revenue
Revenue	$4,190		$5,169		$5,556

Operating expenses
Research and development	$386	9.2%	$369	7.1%	$383	6.9%
Selling, marketing and administration	650	15.5%	567	11.0%	705	12.7%
Amortization	152	3.6%	146	2.8%	125	2.2%
Impairment of Goodwill	355	8.5%	—	—	—	—

Total	$1,543	36.8%	$1,082	20.9%	$1,213	21.8%

Operating expenses for the fourth quarter of fiscal 2012 as a percentage of revenue increased by 15.9% to 36.8% of revenues when compared to the third quarter of fiscal 2012.

Research and Development Expense

Research and development expenses increased by $17 million to $386 million, or 9.2% of revenue, in the fourth quarter of fiscal 2012, compared to $369 million, or 7.1% of revenue, in the third quarter of fiscal 2012. The majority of the increase was attributable to salaries and benefits due to an increase in personnel associated with research and development activities, as well as an increase in materials usage.

Research and development expenses increased by $3 million in the fourth quarter of fiscal 2012 or 0.8%, compared to $383 million in the fourth quarter of fiscal 2011. The majority of the increase was primarily attributable to an increase in building facilities costs, as additional space is being occupied by the research and development functions compared to the fourth quarter of fiscal 2011. This increase was partially offset by general cost reductions achieved through the Cost Optimization and CORE programs.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses increased by $83 million to $650 million for the fourth quarter of fiscal 2012 compared to $567 million for the third quarter of fiscal 2012. As a percentage of revenue, selling, marketing and administration expenses increased to 15.5% in the fourth quarter of fiscal 2012 compared to 11.0% in the third quarter of fiscal 2012. The net increase of $83 million was attributable to increases in salary and benefits, which was primarily as a result of increased personnel, as well as increases in marketing, advertising and promotion.

Selling, marketing and administration expenses decreased by $55 million for the fourth quarter of fiscal 2012 compared to $705 million in the fourth quarter for fiscal 2011. The decrease of $55 million was primarily attributable to a decrease in marketing expense, which was the result of a shift from traditional forms of marketing towards direct marketing programs with the Company’s carrier partners. The decrease was partially offset by an increase in salaries and benefits.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the quarter ended March 3, 2012 compared to the quarter ended February 26, 2011. Intangible assets are comprised of intellectual property and acquired technology.

	For the Three Months Ended
	(in millions)
	Included in Amortization			Included in Cost of sales
	March 3, 2012	February 26, 2011	Change	March 3, 2012	February 26, 2011	Change
Property, plant and equipment	$94	$78	$16	$77	$66	$11
Intangible assets	58	47	11	160	120	40

Total	$152	$125	$27	$237	$186	$51

Amortization

Amortization expense relating to certain property, plant and equipment and certain intangible assets increased by $27 million to $152 million for the fourth quarter of fiscal 2012 compared to $125 million for the comparable period in fiscal 2011, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made during fiscal 2012.

Cost of sales

Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $51 million to $237 million for the fourth quarter of fiscal 2012 compared to $186 million for the comparable period in fiscal 2011. The increase primarily reflects the impact of certain property, plant and equipment and intangible asset additions made during fiscal 2012.

In the second quarter of fiscal 2012, the Company formed part of a consortium of certain technology companies that entered a successful bid for all of Nortel’s remaining patents and patent applications. The purchase includes more than 6,000 patents and patent applications spanning wireless, wireless 4G, data networking, voice, internet and other patents. The Company received clearance from the United States Department of Justice on February 13, 2012 allowing the Company to obtain the rights to certain intellectual property, and as at March 3, 2012, the majority of the Company’s interest in this transaction was reclassified as intangible assets. The Company expects this transaction to increase its total amortization expenses, however, the Company does not expect the increase to be significant.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Goodwill

As stated under “Critical Accounting Policies and Estimates – Goodwill”, goodwill represents the excess of the acquisition price over the fair value of identifiable net assets acquired. Goodwill is tested annually, through a two-step process, for impairment in the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that goodwill is more likely than not impaired. During the fourth quarter of fiscal 2012, the Company used the two-step impairment test to identify potential goodwill impairment and measure the amount of the goodwill impairment loss to be recognized. In the first step, the fair value of the Company was determined using RIM’s average market capitalization for the preceding five days from the impairment test date, plus a reasonable control premium, which was established based on recent market transactions. The results from the first step of the goodwill impairment test demonstrated that the carrying value of the Company exceeded its estimated fair value as at the balance sheet date and therefore the second step of the goodwill impairment test was performed.

In the second step of the impairment test, the Company calculated the impairment loss by estimating the implied fair value of goodwill and comparing it with its carrying value. Using the fair value determined in the first step as the acquisition price, the implied fair value of goodwill was calculated as the residual amount of the acquisition price after allocations made to the fair value of net assets, including recognized and unrecognized intangible assets. Based on the results of the second step of the goodwill impairment test, it was concluded that the carrying value of goodwill was impaired. Consequently, the Company recorded a goodwill impairment of $355 million and reported this amount as a separate line item in the Consolidated Statements of Operations.

The Company will continue to evaluate the carrying value of goodwill on an annual basis in the fourth quarter of its fiscal year or more frequently, if possible indicators of impairment occur, such as a significant change in legal factors or in the business climate, a significant decline in the Company’s share price, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant disposal activity, and the test of recoverability for a significant asset group.

As described above, the Company’s share price and control premium are significant factors in assessing the Company’s fair value for purposes of the goodwill impairment assessment. The Company’s share price can be affected by, among other things, changes in industry or market conditions, including the effect of competition, changes in our results of operations, and changes in the Company’s forecasts or market expectations relating to future results. See “Risk Factors – The market price of the Company’s common shares may be volatile” in the Company’s Annual Information Form. The current macroeconomic environment and competitive dynamics continue to be challenging to the Company’s business and the Company cannot be certain of the duration of these conditions and their potential impact on the Company’s share price performance or control premium applicable to the Company. A sustained decline in the Company’s performance, the Company’s market capitalization and future changes to the Company’s assumptions and estimates used in the goodwill impairment, particularly the determination of an appropriate control premium, and the reasonableness of observing the average market price over a 5-day period, may result in an impairment of some or all of the goodwill on the Company’s balance sheet; including any goodwill arising from the acquisition of Paratek Microwave, Inc., which was an acquisition that was completed five days following the end of fiscal 2012.

Investment Income

Investment income increased by $2 million to $5 million in the fourth quarter of fiscal 2012 from $3 million in the fourth quarter of fiscal 2011. The increase primarily reflects a realized gain on the sale of investment, which was previously accounted for as a cost-based investment.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes

For the fourth quarter of fiscal 2012, the Company’s income tax recovery was $12 million, resulting in an effective tax rate of 8.8% compared to income tax expense of $309 million and an effective tax rate of 24.8% for the same period last year. The Company’s lower effective tax rate in the fourth quarter of fiscal 2012 primarily reflects the unfavourable impact of an impairment charge relating to non-deductible goodwill partially offset by the geographic mix of income in jurisdictions with different tax rates and the higher proportional effect of tax incentives on earnings.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of income of its non-Canadian subsidiaries, as this income is intended to be reinvested indefinitely by these subsidiaries.

Net Income

The Company’s net loss for the fourth quarter of fiscal 2012 was $125 million, a decrease of $1.0 billion, compared to net income of $934 million in the fourth quarter of fiscal 2011. Excluding the impact of charges related to the Q4 Goodwill Impairment Charge and the Q4 BlackBerry 7 Inventory Provision, the decrease in net income in the fourth quarter of fiscal 2012 was approximately $516 million compared to the same period in fiscal 2011. This decrease primarily reflects a decrease in gross margin, resulting from a lower volume of BlackBerry handheld devices shipped and a shift in the mix of BlackBerry handheld devices sold during the fourth quarter of fiscal 2012, which were weighted towards in-life products with lower average selling prices and gross margins. The decrease was partially offset by a decrease in the provision for income taxes, as well as a decrease in operating expenses as a result of the Company’s Cost Optimization and CORE programs.

Basic and diluted loss per share were both $0.24 in the fourth quarter of fiscal 2012 compared to $1.79 basic EPS and $1.78 diluted EPS in the fourth quarter of fiscal 2011.

The weighted average number of shares outstanding was 524 million common shares for basic and diluted EPS for the quarter ended March 3, 2012 compared to 523 million common shares for basic EPS and 524 million common shares for diluted EPS for the fourth quarter of fiscal 2011.

The Company believes it is extremely important to focus on increasing sales of its BlackBerry 7 handheld devices ahead of its BlackBerry 10 launch and throughout the remainder of fiscal 2013. In order to drive increased demand for BlackBerry 7 products and services in the United States, the Company commenced a comprehensive advertising and promotional program in the fourth quarter of fiscal 2012. This is expected to create pressure on earnings in the coming fiscal quarters as the Company invests in an attempt to maintain and grow the BlackBerry brand and awareness of the BlackBerry 7 product family. The Company has also increased its spending on advertising and promotional activities in a number of key global markets. The Company also plans to aggressively incentivize sales of BlackBerry 7 handheld devices through the implementation of programs to both drive upgrades from older BlackBerry products to BlackBerry 7 handheld devices, and to onboard feature phone customers to BlackBerry 7 for their first smartphone experience. The Company anticipates that these investments will also lay the groundwork for the launch of

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

its BlackBerry 10 smartphones, which is currently expected to occur in the latter part of calendar year 2012. See “Cautionary Note Regarding Forward-Looking Statements”.

The Company is in the process of completing the largest platform and organizational transition in the Company’s history and believes that these transitions will better position the Company to achieve growth and to continue to be a leading company in the wireless communications industry. As part of the ongoing efforts, the Company is also re-evaluating its product portfolio, operations, manufacturing and research and development strategy. The Company currently anticipates introducing new devices in the smartphone and tablet markets, as well as services and capabilities that better leverage its infrastructure.

The Company has also commenced the CORE initiative in the fourth quarter of fiscal 2012 which includes, among other things, a comprehensive review of product management and the number of SKUs offered, the realization of supply chain and bill of material efficiencies, marketing and advertising spending, partnership and licensing opportunities, organizational and management structure as well as opportunities to leverage the BlackBerry infrastructure.

The Company expects the next several quarters to be challenging for its business. Based on the Company’s performance expectation for the first quarter of fiscal 2013, diluted EPS is expected to be lower compared to the fourth quarter of fiscal 2012, excluding the impact of charges related to the Cost Optimization Program and the Q4 Goodwill Impairment Charge, and the Company expects that there will be continuing downward pressure on earnings in the coming quarters as it continues to invest in marketing programs and works through the transition to the QNX-based platform that will be used in the next-generation of BlackBerry 10 smartphones, as well as the Company’s fixed costs being spread over a lower volume of shipments. See “Cautionary Note Regarding Forward-Looking Statements”.

Selected Quarterly Financial Data

The following table sets forth RIM’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended March 3, 2012. The information in the table below has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	Fiscal Year 2012				Fiscal Year 2011
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in millions, except per share data)
Revenue(1)	$4,190	$5,169	$4,168	$4,908	$5,556	$5,495	$4,621	$4,235

Gross margin(2,3,4)	$1,401	$1,410	$1,612	$2,156	$2,453	$2,394	$2,055	$1,923
Operating expenses	1,543	1,082	1,205	1,259	1,213	1,138	973	865
Investment income (loss), net	5	2	7	7	3	(11)	6	10

Income before income taxes	(137)	330	414	904	1,243	1,245	1,088	1,068
Provision for (recovery of) income taxes	(12)	65	85	209	309	334	291	299

Net income	$(125)	$265	$329	$695	$934	$911	$797	$769

Earnings (Loss) per share
Basic	$(0.24)	$0.51	$0.63	$1.33	$1.79	$1.74	$1.46	$1.39
Diluted	$(0.24)	$0.51	$0.63	$1.33	$1.78	$1.74	$1.46	$1.38

Research and development	$386	369	381	423	$383	$357	$323	$288
Selling, marketing and administration	650	567	683	704	705	666	546	483
Amortization	152	146	141	132	125	115	104	94
Impairment of Goodwill(5)	355	—	—	—	—	—	—	—

Operating expenses	$1,543	$1,082	$1,205	$1,259	$1,213	$1,138	$973	$865

(1)	During fiscal 2012, the Company experienced the Q3 Service Interruption, which resulted in the loss of service revenue and the payment of penalties of approximately $54 million related to the unavailability of the Company’s network.
(2)	During fiscal 2012, the Company recorded the pre-tax PlayBook Inventory Provision of approximately $485 million. See “Critical Accounting Policies and Estimates – PlayBook Inventory Provision”.
(3)	Cost of sales, research and development and selling, marketing and administration expenses included approximately $125 million in total pre-tax charges related to the Cost Optimization Program to streamline operations across the Company during fiscal 2012. Included in cost of sales, research and development, and selling, marketing and administration expenses for fiscal 2012, was approximately $14 million, $23 million and $88 million, respectively, of charges related to the Cost Optimization Program. See “Overview – Cost Optimization Program and CORE”.
(4)	During the fourth quarter of fiscal 2012, the Company recorded the pre-tax Q4 BlackBerry 7 Inventory Provision of approximately $267 million. See “Critical Accounting Policies and Estimates – Q4 BlackBerry 7 Inventory Provision”.
(5)	During the fourth quarter of fiscal 2012, the Company performed a goodwill impairment test and based on the results of that test, the Company recorded a pre-tax Q4 Goodwill Impairment Charge of approximately $355 million.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Liquidity and Capital Resources

Cash, cash equivalents, and investments decreased by $587 million to $2.1 billion as at March 3, 2012 from $2.7 billion as at February 26, 2011. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at March 3, 2012. Cash, cash equivalents, and investments increased by $609 million in the fourth quarter of fiscal 2012.

A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	March 3, 2012	February 26, 2011	Change
Cash and cash equivalents	$1,527	$1,791	$(264)
Short-term investments	247	330	(83)
Long-term investments	337	577	(240)

Cash, cash equivalents, and investments	$2,111	$2,698	$(587)

The decrease in cash, cash equivalents, and investments is primarily due to net cash flows used in investing activities, which were partially offset by net cash flows provided by operating activities, as set out below:

	For the Fiscal Year Ended (in millions)
	March 3, 2012	February 26, 2011
Net cash flows provided by (used in):
Operating activities	$2,912	$4,009
Investing activities	(3,024)	(1,698)
Financing activities	(149)	(2,087)
Effect of foreign exchange gain (loss) on cash and cash equivalents	(3)	16

Net increase in cash and cash equivalents	(264)	$240

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash flows for the fiscal year ended March 3, 2012

Operating Activities

Net cash flows provided by operating activities were $2.9 billion for fiscal 2012 compared to net cash flows provided by operating activities of $4.0 billion in fiscal 2011. The decrease in fiscal 2012 was mainly attributable to a decrease in net income, as well as net changes in working capital compared to the prior fiscal year. The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at (in millions)
	March 3, 2012	February 26, 2011	Change
Current assets	$7,056	$7,488	$(432)
Current liabilities	3,389	3,630	(241)

Working capital	$3,667	$3,858	$(191)

The decrease in current assets of $432 million at the end of fiscal 2012 from the end of fiscal 2011 was primarily due to a decrease in accounts receivable of $893 million and partially offset by an increase of $409 million in inventory. At the end of fiscal 2012, accounts receivable was approximately $3.1 billion, the decrease of $893 million is primarily due to decreased revenues, which was partially offset by an increasing international mix of business where payment terms tend to be longer as well as the timing of shipments in the quarter. Days sales outstanding increased to 68 days in the fourth quarter of fiscal 2012 from 65 days at the end of fiscal 2011.

As at the end of fiscal 2012, inventory was approximately $1.0 billion; the increase of $409 million was primarily due to an increase in the level of raw material components on hand to support upcoming product launches, an increase in certain inventory costs, as well as lower shipments in fiscal 2012.

The decrease in current liabilities of $241 million at the end of fiscal 2012 from the end of fiscal 2011 was primarily due to decreases in accrued liabilities, accounts payable and income taxes payable. As at March 3, 2012, the accrued liabilities balance was approximately $2.4 billion, a decrease of $129 million from the end of fiscal 2011 primarily due to decreases in accrued personnel costs, derivative liabilities, and accrued royalties.

The decrease in accounts payable of $88 million was primarily due to the timing of purchases during the fourth quarter of fiscal 2012 compared to the fourth quarter of fiscal 2011. Income taxes payable decreased by $179 million when compared to the same period in the prior year due to a decrease in taxable income.

Investing Activities

During the fiscal year ended March 3, 2012, cash flows used in investing activities were $3.0 billion and included property, plant and equipment additions of $902 million, intangible asset additions of $2.2 billion, and business acquisitions of $226 million, offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions, in the amount of $321 million. For the same period of the prior fiscal year, cash flows used in investing activities were $1.7 billion and included property, plant and equipment additions of $1.0 billion, intangible asset additions of $557 million, and business acquisitions of $494 million, offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions, in the amount of $392 million.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Property, plant and equipment additions for the fiscal year ended March 3, 2012 were lower as compared to the fiscal year ended February 26, 2011, as a result of the Cost Optimization and CORE programs. During the fiscal year ended March 3, 2012, the additions to intangible assets consisted of licenses acquired in relation to amended or renewed licensing agreements relating to 3G and 4G technologies, certain patents acquired as a result of patent assignment and transfer agreements, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features, as well as intangible assets associated with business acquisitions. Business acquisitions during fiscal 2012 related to the purchase of a company whose proprietary software will be incorporated into the Company’s software. Business acquisitions during fiscal 2011 related to the purchase of a company whose acquired technology is being incorporated through a BlackBerry application, a subsidiary of TAT The Astonishing Tribe, QNX Software Systems, as well as the purchase of a company whose proprietary software will be incorporated into the Company’s software, the purchase of a company whose acquired technologies will enhance document access and handling capacities, and the purchase of a company whose acquired technologies will enhance the Company’s ability to manage application store fronts and data collection.

Financing Activities

Cash flows used in financing activities were $149 million for fiscal 2012 and were primarily attributable to the purchases of common shares on the open market by a trustee selected by the Company in connection with its Restricted Share Unit Plan, which are classified on the balance sheet for accounting purposes as treasury stock, in the amount of $156 million. Cash flows used in financing activities were $2.1 billion for fiscal 2011 and were primarily attributable to the common share repurchase programs described above in the amount of $2.1 billion, as well as the purchases of common shares on the open market by a trustee selected by the Company in connection with its Restricted Share Unit Plan, which are classified on the balance sheet for accounting purposes as treasury stock, in the amount of $76 million, partially offset by proceeds from the issuance of common shares in the amount of $67 million.

Auction Rate Securities

Auction rate securities are debt instruments with long-term nominal maturity dates for which the interest rates are reset through a dutch auction process, typically every 7, 28 or 35 days. Interest is paid at the end of each auction period, and the auction normally serves as the mechanism for securities holders to sell their existing positions to interested buyers. As at March 3, 2012, the Company held $41 million in face value of investment grade auction rate securities for which auctions are not taking place. The interest rate for these securities has been set at the maximum rate specified in the program documents and interest continues to be paid every 28 days as scheduled. As a result of the continuing lack of liquidity in these securities, the Company recognized through investment income, in the third quarter of fiscal 2011, an other-than-temporary impairment charge of $6 million. The Company did not record any further other-than-temporary impairment in fiscal 2012. The Company used a multi-year investment horizon to value these securities and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity return to normal levels or a solution to the liquidity of the securities is determined, and does not consider the principal or interest amounts on these securities to be materially at risk at this time. The auction rate securities are classified as long-term investments on the balance sheet given the uncertainty as to when market liquidity for auction rate securities will return to normal.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Lehman Brothers International (Europe)

Since March 1, 2005, the Company has maintained an investment account with Lehman Brothers International (Europe) (“LBIE”). As of September 30, 2008, the date of the last account statement received by the Company, the Company held in the account $81 million in combined cash and aggregate principal amount of fixed-income securities issued by third parties unrelated to LBIE or any other affiliate of Lehman Brothers Holdings Inc (“LBHI”). Due to the insolvency proceedings instituted by LBHI and its affiliates, including LBIE, commencing on September 15, 2008, the Company’s regular access to information regarding the account has been disrupted. Following the appointment of the Administrators to LBIE the Company has asserted a trust claim in specie (the “Trust Claim”) over the assets held for it by LBIE for the return of those assets in accordance with the insolvency procedure in the United Kingdom. In the first quarter of fiscal 2010, the Company received a Letter of Return (the “Letter”) from the Administrators of LBIE relating to the Trust Claim. The Letter noted that, based on the work performed to date, the Administrators had identified certain assets belonging to the Company within the records of LBIE and that they are continuing to investigate the records for the remaining assets included in the Trust Claims. An additional asset was identified as belonging to the Company in the fourth quarter of fiscal 2010. In the fourth quarter of fiscal 2010, the Company signed the ‘Form of Acceptance’ and ‘Claim Resolution Agreement’, which are the necessary steps to have the identified assets returned. On June 8, 2010, the Company received a Claim Amount Notice from LBIE identifying amounts to be paid out in respect to certain identified assets. On August 10, 2010, the Company received a payment net of fees in the amount of $38 million representing monies for three of the identified assets listed in the Claim Amount Notice. The Company currently has trust claims filed with the Administrators totalling $47 million for unreturned assets and continues to maintain it has a valid trust claim on those assets. Based on communications with the Administrators, publicly available information published by the Administrators, as well as the passage of time and the uncertainty associated with the Administrator not having specifically identified these funds as trust funds, the Company recorded an other-than-temporary impairment charge to investment income in the amount of $11 million during the third quarter of fiscal 2011. The Company did not record any further other-than-temporary impairments in fiscal 2012.

As at March 3, 2012, the carrying value of the Company’s claim on LBIE assets is $36 million. The Company continues to work with the Administrators for the return of the remaining assets, identified or not specifically identified, along with the past interest accrued on these assets since LBIE began its administration proceedings. The Company will continue to take all actions it deems appropriate to defend its rights to these holdings.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at March 3, 2012:

	(in millions)
	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years
Operating lease obligations	$301	$56	$86	$66	$93
Purchase obligations and commitments	4,902	4,502	400	—	—

Total	$5,203	$4,558	$486	$66	$93

Purchase obligations and commitments amounted to approximately $4.9 billion as of March 3, 2012, with purchase orders with contract manufacturers representing approximately $4.1 billion of the total. The Company also has commitments on account of capital expenditures of approximately $836 million included in this total, primarily for manufacturing, facilities and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services, changes to agreed-upon amounts for some obligations or payment terms.

The Company has not paid any cash dividends in the last three fiscal years.

The Company has a $500 million senior unsecured revolving credit facility (the “Facility”) with a syndicate of commercial banks for working capital, capital expenditures, acquisitions, investments and general corporate purposes. As at March 3, 2012, the Company had utilized $8 million of the Facility for outstanding letters of credit. The Facility can be increased to $1.0 billion at the Company’s request, subject to receiving additional credit commitments from new or existing commercial banks within the syndicate.

Cash, cash equivalents, and investments were $2.1 billion as at March 3, 2012. The Company believes its financial resources, together with expected future income and available borrowings under the Facility, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future expectations.

The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, (the “U.S. Exchange Act”) and under applicable Canadian securities laws.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Legal Proceedings

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors – Risks Related to Intellectual Property” and “Risk Factors - Risks Related to the Company’s Business and its Industry - The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies” in RIM’s Annual Information Form for the fiscal year ended March 3, 2012, which is included in RIM’s Annual Report on Form 40-F.

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered probable for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

On March 7, 2008, FlashPoint Technology Inc. (“FlashPoint”) filed a patent infringement lawsuit against the Company and 14 other defendants in the U.S. District Court for the District of Delaware. The patents-in-suit include United States (“U.S.”) Patent Nos. 6,118,480, 6,177,956, 6,222,538, 6,223,190 (the “‘190 Patent”), 6,249,316, 6,486,914 and 6,504,575. These patents are generally directed to digital camera and imaging technologies. On May 31, 2008, FlashPoint dismissed its complaint as to 6 of the 7 patents-in-suit, leaving only the  ‘190 Patent in the litigation against the Company. On February 6, 2009, FlashPoint filed an amended complaint adding Patent Nos. 5,903,309, 6,278,447 (the “‘447 Patent”) and 6,400,471 (the “‘471 Patent”). Only the  ‘447 Patent and the  ‘471 Patent were asserted against the Company. The complaint sought an injunction and monetary damages. On December 17, 2009, the Court stayed the entire litigation pending completion of all re-examinations of the patents-in-suit.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On May 13, 2010, FlashPoint filed a complaint with the U.S. International Trade Commission (“ITC”) against the Company, as well as three other defendants, alleging infringement of U.S. Patent Nos. 6,134,606; 6,163,816; and 6,262,769. These patents are generally directed to digital camera and imaging technologies. The ITC set the trial for April 7-13, 2011. The initial determination was scheduled to be provided on July 13, 2011 and the target date for completion of the investigation was November 14, 2011. The Company and FlashPoint settled all outstanding litigation on March 30, 2011 for an amount immaterial to the Consolidated Financial Statements.

On June 20, 2008, St. Clair Intellectual Property Consultants, Inc. (“St. Clair”) filed a patent infringement lawsuit against the Company and other defendants in the U.S. District Court for the District of Delaware. The patents in suit include U.S. Patent Nos. 5,138,459; 6,094,219; 6,233,010 and 6,323,899. These patents are generally directed to image processing in digital cameras. On October 31, 2011, the Court held a hearing to address summary judgment motions filed by both sides. Proceedings are ongoing.

On November 16, 2010, St. Clair filed a second complaint against the Company and other defendants in the District of Delaware. The patents in suit include U.S. Patent Nos. 5,630,163; 5,710,929; 5,758,175; 5,892,959; 6,079,025 and 5,822,610. These patents are generally directed to power management. The complaint seeks an injunction and money damages. The claim construction hearing was held on December 16, 2011, and the trial will begin sometime after November 9, 2012. Proceedings are ongoing.

On October 31, 2008, Mformation Technologies, Inc. filed a patent infringement lawsuit against the Company in the U.S. District Court for the Northern District of California. The patents-in-suit include U.S. Patent Nos. 6,970,917 and 7,343,408. These patents are generally directed to remote device management functionality. A claim construction hearing was held on November 20, 2009. On February 26, 2010, the Court issued a claim construction order. A trial date was set for September 2011, but then later vacated. On August 31, 2011, the Court requested additional claim construction briefings. The Court held a hearing on September 26, 2011 for oral argument on the additional claim construction as well as motions for summary judgment and then took the issues under advisement. On December 19, 2011, the Court issued an order on the parties’ summary judgment motions and the additional claim construction. Jury selection is set for June 14, 2012, with trial to begin on June 19, 2012. Proceedings are ongoing.

On November 17, 2008, Spansion, Inc. and Spansion LLC (“Spansion”) filed a complaint with the ITC against Samsung Electronics Co., Ltd. and other related Samsung companies (collectively “Samsung”) and other proposed respondents, including the Company, who purchase flash memory chips from Samsung, alleging infringement of U.S. Patent Nos. 6,380,029 (“the ‘029 Patent”); 6,080,639 (“the ‘639 Patent”); 6,376,877 (“the ‘877 Patent”) and 5,715,194 (“the ‘194 Patent”). The patents relate generally to flash memory chips. The complaint did not seek monetary damages, but requests that the ITC issue orders prohibiting RIM products containing certain flash memory chips made by Samsung from being imported into the U.S. and sold in the U.S. On March 16, 2010 and April 7, 2010, the administrative law judge (“ALJ”) presiding over the case granted consent motions from Spansion to terminate the ITC investigation in part as to the ‘029 Patent and the ‘639 Patent, respectively, thereby leaving only two patents remaining in the case. From May 3, 2010 to May 14, 2010, a trial was held regarding the ‘877 Patent and the ‘194 Patent. On October 22, 2010, the ALJ issued his initial determination finding no violation. On December 23, 2010, the ITC decided not to review the ALJ’s initial determination, thereby letting stand the ALJ’s finding of no violation. The investigation has been terminated.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On August 6, 2010, Spansion LLC filed a second complaint with the ITC against Samsung and other respondents, including the Company, which use Samsung flash memory, alleging infringement of U.S. Patent Nos. 7,018,922; 6,900,124; 6,369,416; and 6,459,625. All the patents-at-issue are generally directed to flash memory chips. The complaint did not seek monetary damages, but requested that the ITC issue orders prohibiting certain RIM products containing Samsung flash memory chips from being imported into the U.S. and sold in the U.S. The ALJ had set a trial date of June 20, 2011 and a target date for completion of the investigation of January 12, 2012. Samsung and Spansion settled all outstanding litigation around June 16, 2011, resulting in the dismissal of all outstanding litigation against the Company.

On November 20, 2008, the Company filed a lawsuit for declaratory judgment of non-infringement, invalidity and unenforceability against four Eastman Kodak (“Kodak”) patents in the U.S. District Court for the Northern District of Texas (Dallas Division). The patents-in-suit include U.S. Patent Nos. 5,493,335, 6,292,218 (“the  ’218 Patent”) and 6,600,510 (“the ‘510 Patent”) which are generally directed to digital camera technologies and U.S. Patent No. 5,226,161 which is directed to data sharing in applications. Kodak counterclaimed for infringement of these same patents seeking an injunction and monetary damages. The claim construction hearing was held on March 23, 2010. On July 23, 2010, Kodak dismissed the ‘510 Patent from the case without prejudice. The Court set an initial trial date in December 2010. The Court also ordered mediation to seek to settle the case. Mediation was unsuccessful and on November 29, 2010 the Court reset the trial date for August 1, 2011. On July 20, 2011, the Court again reset the trial date for the three-week docket beginning on March 5, 2012. On January 19, 2012, following federal rules, Judge Kinkeade stayed the proceedings because Kodak declared bankruptcy. The Company filed an unopposed motion with the bankruptcy court to lift the stay. On March 9, 2012, the bankruptcy court granted the Company’s motion to lift the stay of the case pending in the Northern District of Texas. Proceedings are ongoing.

On January 14, 2010, Kodak filed a complaint with the ITC against the Company and Apple Inc. alleging infringement of the ‘218 Patent and requesting the ITC to issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. On February 23, 2010, the ITC published a Notice of Investigation in the Federal Register. The ALJ set a trial date of September 1, 2010 and a target date for completion of the investigation by the ITC of May 23, 2011. A claim construction hearing was held on May 24-25, 2010. The Chief Judge issued his claim construction order as an Initial Determination on June 22, 2010. In accordance with the ALJ’s ruling, the trial was held and lasted for six days. On January 24, 2011, the ALJ ruled that the Company’s products do not infringe the ‘218 Patent and that the only asserted claim is invalid as obvious. Kodak and the ITC Staff separately petitioned for ITC review on February 7, 2011. The Company also filed a contingent petition for review on February 7, 2011. On March 25, 2011, the ITC issued a public notice advising that the ITC would review Chief Judge Luckern’s decision. The ITC delayed the target date for completion of the investigation by the ITC. The new target date was June 23, 2011. On July 8, 2011, the ITC issued an Opinion with its review of Chief Judge Luckern’s decision. The ITC remanded issues concerning both infringement and validity. The remand proceedings were assigned to a different ALJ, Administrative Law Judge Pender, as Chief Judge Luckern retired from the bench. Acting Chief Judge Bullock initially set October 30, 2011 as the target date for the new ALJ to determine how much additional time is necessary for the remand proceedings and to set a new final target date and later extended this date to December 30, 2011. On December 16, 2011, ALJ Pender determined that he will reopen the record to permit limited additional discovery and extended the target date to September 21, 2012 to allow time for the parties to complete this discovery and remand briefing. On January 26, 2012, Judge Pender decided not to reopen the record due to fact that certain issues had become moot. Proceedings are ongoing.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On May 5, 2009, Fractus, S.A. (“Fractus”) filed a lawsuit against the Company and eight other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of nine patents (U.S. Patent Nos. 7,015,868; 7,123,208; 7,148,850; 7,202,822; 7,312,762; 7,394,432; 7,397,431; 7,411,556; and 7,528,782). These patents generally relate to antennae technology. The complaint sought an injunction and monetary damages. The Court issued a claim construction order on November 9, 2010. The Company and Fractus settled on April 6, 2011 for an amount immaterial to the Consolidated Financial Statements.

On August 21, 2009, Xpoint Technologies (“Xpoint”) filed a lawsuit against the Company and twenty-eight other defendants, in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 5,913,028. The patent is generally directed to data traffic delivery. The complaint sought an injunction and monetary damages. The Company and Xpoint settled on April 4, 2011 for an amount immaterial to the Consolidated Financial Statements.

On September 23, 2009, SimpleAir, Inc. filed a lawsuit against the Company and ten other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 6,021,433; 7,035,914; 6,735,614; and 6,167,426. The patents are generally directed to the generation, processing and/or delivery of content, notifications and updates for computing devices. The complaint seeks an injunction and monetary damages. The claim construction hearing occurred on June 17, 2011, and the trial is scheduled to begin on December 5, 2011. The Court issued its Markman decision on September 2, 2011. On October 27, 2011, the Court continued the trial date, setting it for April 23, 2012. Proceedings are ongoing.

On November 23, 2009, Klausner Technologies Inc. (“Klausner”) filed a lawsuit against the Company and Motorola in the United States District Court for the Eastern District of Texas (Tyler Division) alleging infringement of U.S. Patent Nos. 5,572,576 and 5,283,818. The patents are generally directed to visual voice mail. The complaint seeks an injunction and money damages. Klausner served the Company on March 23, 2010. Proceedings are ongoing.

On March 3, 2010, Smartphone Technologies LLC (“Smartphone”) filed a lawsuit against the Company and 12 other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 6,950,645; 7,076,275; 5,742,905; 7,506,064; 6,533,342; 6,711,609 and RE40,459. On October 15, 2010, Smartphone amended its complaint alleging infringement of three additional patents U.S. Patent Nos. 6,505,215; 6,728,786 and 7,693,949. The patents are generally directed to phone features relating to dialing and background task management, device power management, telephonic and data networking, displaying Internet content, and synchronization. The complaint sought an injunction and monetary damages. During a scheduling conference held on September 7, 2010, the Markman hearing was scheduled for September 8, 2011 and the jury selection for trial was set for March 5, 2012. The Company and Smartphone settled all outstanding litigation on August 1, 2011 for an amount immaterial to the Consolidated Financial Statements.

On March 31, 2010, MobileMedia Ideas LLC (“MMI”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division) alleging infringement of U.S. Patent Nos. 5,479,476; 5,845,219; 6,055,439; 6,253,075; 6,427,078; RE.39231; 5,732,390; 5,737,394; 6,070,068; 6,389,301; 6,446,080; and 7,349,012. The patents are generally directed to mobile telephone technologies including mobile telephone user interfaces, call control, speech signal transmission and imaging. The complaint seeks an injunction and monetary damages. The claim construction hearing was scheduled for January 11, 2012, and trial was scheduled to begin July 12, 2012. On August 30, 2011, the case was transferred from the Eastern District of Texas to the Northern District of Texas (Dallas). On November 4, 2011, MMI filed an amended complaint in the Northern District of Texas, alleging infringement of four additional patens: U.S. Patent Nos. 5,490,170; 6,049,796; 6,871,048; and, 6,441,828. The amended complaint seeks an injunction, money damages and other relief that the Court may deem proper under the circumstances. Proceedings are ongoing.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On June 30, 2010, Bandspeed Inc. filed a lawsuit against the Company as well as 36 other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division) alleging infringement of U.S. Patent Nos. 7,027,418 and 7,570,614. The patents are generally directed to a method for selecting communication channels using frequency hopping. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for October 23, 2012, and trial is scheduled to begin July 1, 2013. On August 15, 2011, the case was transferred from the Eastern District of Texas to the Western District of Texas (Austin Division), where a lawsuit involving the same patents is currently pending against a number of parties, including Cambridge Silicon Radio Limited (“CSR”). On December 15, 2011, the Court issued an order requiring Bandspeed to amend its complaint to identify all allegedly infringing products, and allow possible impleader of other chip manufacturers or suppliers. On January 24, 2012, the Court issued an order setting the deadline for impleader to February 23, 2012. However, no other chip manufacturers or suppliers were impleaded. The trial is currently scheduled to begin January 13, 2013, involving Bandspeed and CSR only. Dates for claim construction and the trial have not yet been set with respect to any other defendant, including the Company. Proceedings are ongoing.

On August 4, 2010, EON Corporation IP Holdings LLC (“EON”) filed a lawsuit against the Company as well as 16 other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) alleging infringement of U.S. Patent No. 5,592,491. The patent is generally directed to a two-way communication network and a method for communicating between subscriber units and a local base station repeater cell. The complaint seeks an injunction and monetary damages. The claim construction hearing was held on January 5, 2012, and trial is scheduled to begin October 1, 2012. On February 8, 2012 Magistrate Judge Love issued his report and recommendation on claim construction. Proceedings are ongoing.

On September 23, 2010 EON filed suit in the U.S. District Court for the District of Delaware against the Company and 16 other defendants alleging infringement of U.S. Patent No. 5,663,757. This patent is generally directed to software controlled multi-mode interactive TV. The complaint seeks an injunction and money damages. The claim construction hearing is scheduled for May 3, 2013, and trial is scheduled to begin August 12, 2013. Proceedings are ongoing.

On September 2, 2010, Innovative Sonic Limited filed suit against the Company in the U.S. District Court for Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent Nos. 6,925,183; RE 40,077; and 7,436,795. The patents are generally directed to window based polling and timing as well as security keys in a wireless communication system. The complaint seeks an injunction and monetary damages. The claim construction hearing was scheduled for November 10, 2011, and trial was scheduled to begin June 4, 2012. Subsequently, the case was transferred from the Eastern District of Texas to the Northern District of Texas (Dallas Division). The Dallas Court issued a scheduling order stating that it does not intend to hold a Markman hearing and set a trial date in March 2013. Proceedings are ongoing.

On September 7, 2010, Wordcheck Tech LLC filed a lawsuit against the Company as well as over 40 other defendants in the U.S. District Court for Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent No. 6,782,510. The patent is generally directed to a word checking tool. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for September 6, 2012, and trial is scheduled to begin July 8, 2013. The Company and Wordcheck settled all outstanding litigation on November 2, 2011 for an amount immaterial to the Consolidated Financial Statements.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On September 8, 2010, Eatoni Ergonomics, Inc. (“Eatoni”) filed a motion to vacate a June 8, 2010 arbitration award and a March 2007 arbitration award in the U.S. District Court for the Southern District of New York in a lawsuit filed on November 19, 2008 against the Company alleging that: the Company breached the March 2007 arbitration award; the license to the Company for Eatoni’s U.S. Patent 6,885,317 (the “’317 Patent”) is invalid; the Company infringed the ‘317 Patent; and the Company monopolized the reduced QWERTY market with its Sure Type line of devices. The original lawsuit to which this matter relates was filed on April 28, 2005 and settled on September 26, 2005 through mediation. A subsequent arbitration proceeding was held in February 2007 with an arbitration award issued in March 2007. An arbitration related to the current Court action was held in December 2009 with an arbitration award issued on June 8, 2010. On December 5, 2011, the judge dismissed the amended complaint against the Company with prejudice. On December 22, 2011, Eatoni filed a Notice of Appeal. On February 15, 2012, Eatoni filed its Appeal Brief.

On October 20, 2010, TQP Development LLC (“TQP”) filed a lawsuit against the Company and 10 other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division). The complaint alleges infringement of U.S. Patent No. 5,412,730. The patent generally relates to encryption technology. The complaint seeks an injunction and money damages. The Company and TQP settled all outstanding litigation on November 2, 2011 for an amount immaterial to the Consolidated Financial Statements.

On October 28, 2010, Alfred Levine (“Levine”) amended his complaint to add the Company to a suit filed in the U.S. District Court for the Eastern District of Texas (Marshall Division). Fourteen other defendants are named in the suit. The complaint alleged infringement of U.S. Patents Nos. 6,243,030 and 6,140,943. The patents are generally directed to wireless navigation systems. The complaint sought an injunction and monetary damages. The Company and Levine settled on June 13, 2011 for an amount immaterial to the Consolidated Financial Statements.

On January 5, 2011, Advanced Display Technologies of Texas, LLC filed a lawsuit against the Company as well as over eight other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division), asserting infringement of U.S. Patent Nos. 5,739,931 and 6,261,664. These patents are generally directed to display technologies. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for March 31, 2012, and trial is scheduled to begin on July 1, 2013. Proceedings are ongoing.

On February 23, 2011, Summit 6 LLC filed a lawsuit against the Company as well as five other defendants in the U.S. District Court for the Northern District of Texas (Dallas Division) asserting infringement of U.S. Patent Nos. 7,765,482 and 6,895,557. These patents are generally directed to web-based media submission tools. The complaint seeks an injunction and monetary damages. Trial is scheduled to begin on November 5, 2012. Proceedings are ongoing.

On February 24, 2011, Golden Bridge Technology, Inc. filed a lawsuit against the Company as well as over 20 other defendants in the U.S. District Court for the District of Delaware, asserting infringement of U.S. Patent Nos. 6,574,267 and 7,359,427. These patents are generally directed to 3G wireless technologies. On August 16, 2011, the Court stayed the case to allow for mediation. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On March 6, 2011, Mr. Marco Luzzatto filed a lawsuit against two of the Company’s carriers in Israel, Pelephone Communications Limited and Partner Communications Company Limited. Luzzatto accused various BlackBerry handsets of infringing Israeli Patent No. 121 225 that is generally directed to use of customized ringtones. Pursuant to Master Supply Agreement indemnification provisions, the Company agreed to indemnify the carriers. The Company and Luzzatto settled on August 29, 2011 for an amount immaterial to the Consolidated Financial Statements.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On March 11, 2011, OGMA, LLC (“OGMA”) filed a lawsuit against the Company as well as 13 other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division). The complaint asserted infringement of U.S. Patent No 6,150,947 generally directed to programmable motion-sensitive sound effect devices. The complaint sought monetary damages and other relief the Court decides is just and appropriate. The Company and OGMA settled on May 6, 2011 for an amount immaterial to the Consolidated Financial Statements.

On March 15, 2011, Unified Messaging Solutions, LLC (“Unified Messaging Solutions”) filed a lawsuit against the Company as well as 19 other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division). The complaint asserted infringement of U.S. Patent Nos. 6,857,074; 7,836,141; 7,895,306; and 7,895,313 generally directed to web-based messaging service technology. The complaint sought monetary damages and further relief as the Court may deem just and appropriate. The Company and Unified Messaging Solutions settled on August 2, 2011 for an amount immaterial to the Consolidated Financial Statements.

On March 16, 2011, MOSAID Technologies Incorporated (“MOSAID”) filed a lawsuit against the Company as well as 20 other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division.) MOSAID asserted that the defendants infringe 7 patents: US Patent Nos. 5,131,006; 5,151,920; 5,422,887; 5,706,428; 6,563,786; 6,563,786 and 6,992,972. The patents are generally directed to IEEE 802.11 technology. The claim construction is scheduled for February 18, 2012, and the trial is scheduled to begin August 4, 2014. The complaint seeks an injunction and money damages. Proceedings are ongoing.

On March 18, 2011, Content Delivery Solutions, LLC (“Content Delivery Solutions”) filed a lawsuit against the Company, as well as nine other defendants in the U.S. District Court for the Western District of Texas (Austin) asserting infringement of U.S. Patent Nos. 6,058,418 and 6,393,471; however only one of these patents has been asserted against the Company (U.S. Patent No. 6,393,471). The patents generally relate to marketing data delivery technology. The complaint sought an injunction and money damages. On April 18, 2011, Content Delivery Solutions filed an amended complaint asserting infringement by the Company and other of its co-defendants of U.S. Patent No. 6,098,180 directed to data delivery technology. The Company and Content Delivery Solutions settled all outstanding litigation on August 2, 2011 for an amount immaterial to the Consolidated Financial Statements.

On March 18, 2011, Imperium (IP) Holdings, Inc., filed a complaint against the Company as well as six other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent Nos. 6,271,884; 6,838,651; 6,838,715; 7,064,768; and 7,109,535; however, only three of these patents have been asserted against the Company (U.S. Patent Nos. 6,271,884; 6,838,715 and 7,109,535). The complaint seeks an injunction and monetary damages. The claim construction is scheduled for May 31, 2012, and the trial is scheduled to begin January 7, 2013. Proceedings are ongoing.

On March 30, 2011, TierraVision, Inc. filed a lawsuit against the Company as well as two other defendants in the U.S. District Court for the Southern District of California asserting infringement of U.S. Patent No. Re 41,983, generally relating to compression method technology. The complaint seeks an injunction and money damages. On September 16, 2011, the Court issued an order severing the lawsuit into three separate actions, one for each defendant. On February 21, 2012, the Court issued an order staying the action against the Company pending reexamination of the patent-in-suit. Proceedings are ongoing.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On March 30, 2011, H-W Technology L.C. (“H-W”) filed a lawsuit against the Company as well as nineteen other defendants in the U.S. District Court for the Northern District of Texas (Dallas Division) asserting infringement of U.S. Patent No. 7,525,955 generally relating to technologies involving converging data and voice services. The complaint seeks an injunction and money damages. The Company and H-W settled all outstanding litigation on February 16, 2012 for an amount immaterial to the Consolidated Financial Statements.

On April 19, 2011, Hybrid Audio LLC filed a lawsuit against the Company as well as seven other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent No. Re: 40,281 which is generally directed to MPEG-1 Layer III technology. The complaint seeks an injunction and money damages. The claim construction hearing is scheduled for June 6, 2012 and the trial is scheduled to begin June 3, 2013. Proceedings are ongoing.

On May 13, 2011, MyPort IP, Inc. (“MyPort”) filed a lawsuit against the Company as well as six other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent No. 7,778,440 which is generally directed to a forensic communication method. The complaint seeks money damages. The Company and MyPort settled all outstanding litigation on January 12, 2012 for an amount immaterial to the Consolidated Financial Statements.

On June 15, 2011, Dolby International AB (“Dolby”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of California asserting infringement of U.S. Patent Nos. 6,978,236; 7,003,451; 7,382,886; 7,469,206; and 7,590,543 which are generally relate to High Efficiency Advanced Audio Coding (HE AAC) technologies. The complaint seeks money damages and other relief as is just and proper. Dolby also filed a companion case in Germany. On August 2, 2011, the Company and a subsidiary of Dolby, Via Licensing Corporation, entered into a license agreement for an amount immaterial to the Consolidated Financial Statements. This agreement resolves all disputes at issue in the litigations. The pending Dolby suits were dismissed in September 2011.

On July 1, 2011, GPNE Corp. filed a lawsuit against the Company as well as nine other defendants in the U.S. District Court for the District of Hawaii asserting infringement of U.S. Patent Nos. 7,555,267; 7,570,594; and 7,792,492 which are generally directed to GPRS technology. The complaint seeks money damages and other relief that the Court may deem proper under the circumstances. The claim construction is scheduled for August 13, 2012. No trial date has been set. On March 9, 2012 the Company’s motion to transfer the case to Dallas was granted. Proceedings are ongoing.

On August 1, 2011, Tahir Mahmood filed a lawsuit against the Company in the U.S. District Court for the Southern District of New York seeking correction of inventorship of U.S. Patent No. 6,219,694, which is generally directed to the Company’s redirector technology; and, claims for conversion, unfair competition, and unjust enrichment. The complaint seeks correction of inventorship, an injunction, money damages, punitive damages and other relief that the Court may deem proper under the circumstances. On January 24, 2012, the Court granted the Company’s motion for summary judgment as to Tahir Mahmood’s claims for conversion, unfair competition and unjust enrichment. The Court denied the Company’s motion for summary judgment as to Tahir Mahmood’s claims for correction of inventorship.

On February 3, 2012, Tahir Mahmood filed a new complaint against the Company in the U.S. District Court for the Southern District of New York seeking correction of inventorship of U.S. Patent Nos. 7,386,588; 6,463,464; and, 6,389,457, as well as “such other RIM patents the Court may deem proper;” and, claims for fraud, breach of fiduciary duty, conversion, unfair competition and unjust enrichment. The complaint seeks correction of inventorship, injunctive relief, money damages, punitive damages and other relief that the Court may deem proper under the circumstances. Proceedings are ongoing.

On August 26, 2011, Synchronoss Technologies, Inc. (“Synchronoss”) filed a lawsuit against Newbay Software, Ltd and Newbay Software, Inc. (together, “Newbay”) in the U.S. District Court for the District of New Jersey. Synchronoss alleges that Newbay infringes U.S. Patent Nos. 6,671,757; 7,505,762; and, 7,587,446. The patents are generally directed to data synchronization and transfer for mobile devices. The complaint seeks an injunction, money damages and other relief that the Court may deem proper under the circumstances. Proceedings are ongoing.

On August 31, 2011, Openwave Systems Inc. (“Openwave”) filed a request that the ITC commence an investigation of alleged unlawful importation by the Company and that the ITC issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. Openwave alleges that the

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company infringes U.S. Patents Nos. 6,233,608; 6,289,212; 6,405,037; 6,430,409; and 6,625,447. The patents are generally related to wireless data management. Trial has been set for October 15, 2012 and the target date is March 12, 2013. Proceedings are ongoing. Openwave also filed a companion complaint in the U.S. District Court for the District of Delaware regarding the same patents. On October 17, 2011 the Delaware Court stayed the case pending the ITC investigation.

On September 6, 2011, Inductive Design Inc. (“Inductive”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Beaumont Division), along with ten other defendants. Although in the suit Inductive asserted three patents U.S. Patent Nos. 6,346,861; 6,395,637; and 6,661,325, Inductive alleged that the Company infringes only U.S. Patent No. 6,395,637. The patents are generally directed to single chip radio and Bluetooth technologies. The complaint seeks money damages and other relief that the Court may deem proper under the circumstances. The Company and Inductive settled all outstanding litigation on November 29, 2011 for an amount immaterial to the Consolidated Financial Statements.

On September 7, 2011, Negotiated Data Solutions Inc., filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division) along with five other defendants asserting infringement of U.S. Patent Nos. 5,361,261; 5,533,018; 5,566,169; and 5,594,734, which are generally directed to isochronous capability or frame based transmission of data. The complaint seeks an injunction and money damages. Proceedings are ongoing.

On September 7, 2011, ClassCo Inc., filed a lawsuit against the Company in the U.S. District Court for the Northern District of Illinois (Eastern Division) along with ten other defendants alleging infringement of U.S. Patent Nos. 6,970,695 and 7,206,572, which are generally directed to calling party announcement technologies. The complaint seeks money damages and other relief that the Court may deem proper under the circumstances. The Company and ClassCo Inc. settled all outstanding litigation on November 28, 2011 for an amount immaterial to the Consolidated Financial Statements.

On September 8, 2011, Lochner Technologies filed a lawsuit against the Company and 21 other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent No. 7,035,598. The patents are generally directed to a computer system composed of a storage and control unit and an input/output unit, and a wireless link between the units. The complaint seeks an injunction and money damages. The Company answered the complaint on December 14, 2011. Proceedings are ongoing.

On September 8, 2011, Hopewell Culture and Design, LLC (“Hopewell”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division) along with 10 other defendants. Hopewell alleges that the Company infringes U.S. Patent No. 7,171,625 generally directed to an apparatus for interacting with content represented by an active visual display element. The complaint seeks money damages, punitive damages, attorney fees, and other relief that the Court may deem proper under the circumstances. The Company answered the complaint on February 10, 2012. Proceedings are ongoing.

On September 9, 2011, Personal Audio, LLC (“Personal Audio”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Beaumont Division), along with 4 other defendants. Personal Audio alleges that the Company infringes U.S. Patent No. 6,199.076 generally directed towards navigating media playlists. The complaint sought an injunction and money damages. The Company and Personal Audio, LLC settled all outstanding litigation with an agreement having an effective date of December 9, 2011 for an amount immaterial to the Consolidated Financial Statements.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On September 12, 2011, WiAV Networks, LLC filed a lawsuit against the Company and one other defendant in the U.S. District Court for the Northern District of Texas alleging infringement of U.S. Patent Nos. 6,480,497 and 5,400,338. The patents are generally directed to coordinate-based roaming node and a packet radio mesh network. The complaint seeks an injunction and money damages. The Company answered the complaint on October 27, 2011. The claim construction hearing was scheduled for September 20, 2012, and trial was scheduled to begin September 23, 2013. Proceedings are ongoing.

On September 13, 2011, Brandywine Communications Technologies LLC (“Brandywine”) filed a lawsuit against the Company in the U.S. District Court for the Middle District of Florida (Orlando Division), along with 13 other defendants asserting infringement of U.S. Patent Nos. 5,719,922 and 6,236,717, which are generally directed to voice data answering machine technologies. The complaint seeks money damages and other relief that the Court deems just and proper. On February 17, 2011, the Court severed the claims against all defendants and dismissed the action, ordering Brandywine to pursue the claims in separate actions. On February 21, 2012, Brandywine filed a new complaint against the Company in the Orlando Division. Brandywine re-alleges that the Company infringes U.S. Patent Nos. 5,719,922 and 6,236,717. Proceedings are ongoing.

On September 13, 2011, Profectus Technology, LLC (“Profectus”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Tyler Division) along with 15 other defendants. Profectus alleges that the Company infringes U.S. Patent No. 6,975,308 generally directed to a digital picture display frame. The complaint seeks money damages, and other relief that the Court may deem proper under the circumstances. The Company’s answer was filed on January 20, 2012. Proceedings are ongoing.

On September 15, 2011, LVL Patent Group, LLC (“LVL”) filed a lawsuit against the Company in the U.S. District Court for the District of Delaware. LVL alleges that the Company infringes U.S. Patent Nos. 5,805,676; 5,987,103; and 6,044,382. The patents are generally directed to transaction processing system technologies. The complaint seeks an injunction, money damages and other relief that the Court may deem proper under the circumstances. The court scheduled a claim construction hearing for November 8, 2013 and set a trial in April 2014. Proceedings are ongoing.

On September 15, 2011, Development Innovation Group, LLC (“DIG”) filed a lawsuit against the Company in the U.S. District Court for the Southern District of California along with 27 other defendants. DIG alleges that the Company infringes U.S. Patent Nos. 6,138,245, 6,278,887, and 6,212,408 generally directed to wired device synchronization, display and backlight control, and voice commands, respectively. The complaint seeks an injunction and money damages. DIG filed a motion to discuss the lawsuit on February 21, 2012 due to a license grant for an amount immaterial to the Consolidated Financial Statements. The parties are still negotiating a release.

On October 7, 2011, GrafTech International Holdings, Inc. (“GTI”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of Texas (Dallas Division). GTI alleges that the Company infringes U.S. Patent Nos. 6,482,520 and 6,982,874 generally directed to exfoliated graphite sheets for heat dissipation. The Company filed its answer on February 27, 2012. The complaint seeks an injunction and money damages. Proceedings are ongoing.

On November 17, 2011, Graphics Properties Holdings, Inc. (“GPH”) filed a complaint with the ITC against the Company along with 12 other defendants. GPH alleges that the Company infringes U.S. Patent Nos., 6,650,327 (the “’327 Patent”) and 6,816,145 (the “’145 Patent”) generally relating to display technology. GPH also alleges that the Company infringes U.S. Patent No. 5,717,881 (the “’881 Patent”) generally relating to data processing. The complaint seeks orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. Proceedings are ongoing. GPH withdrew the Complaint and filed a new one to correct deficiencies on March 5, 2012.

On November 23, 2011, GPH filed a lawsuit against the Company in the U.S. District Court for the District of Delaware, alleging infringement of the  ’327,  ’145, and  ’881 Patents. The complaint seeks an injunction and money damages. Proceedings are ongoing.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On December 2, 2011, Garnet Digital, LLC (“Garnet Digital”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Tyler Division) along with 31 other defendants. Garnet alleges that the Company infringes U.S. Patent No. 5,379,421 generally directed to using a terminal for accessing remote database information. The complaint seeks money damages, a permanent injunction, and other relief that the Court may deem proper under the circumstances. The Company and Garnet Digital settled all outstanding litigation on January 29, 2012 for an amount immaterial to the Consolidated Financial Statements.

On December 2, 2011, Digitude Innovations LLC (“Digitude”) filed a request that the ITC commence an investigation of alleged unlawful importation by the Company, as well as seven other companies. With respect to allegations against the Company, Digitude requests that the ITC issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. Digitude alleges that the Company infringes U.S. Patents Nos. 5,926,636 (“the ‘636 patent”); 5,929,655 (“the ‘655 patent”); 6,208,879 (“the ‘879 patent”); and 6,456,841 (“the ‘841 patent”). The patents are generally related to network management, I/O circuit design and application screen selection. On December 2, 2011, Digitude also filed a companion complaint in the United States District Court for the District of Delaware regarding the same patents. The Company and Digitude settled all outstanding litigation on March 29, 2012 for an amount immaterial to the Consolidated Financial Statements.

On December 6, 2011, Advanced Video Technologies LLC (“AVT”) filed a lawsuit against the Company in the U.S. District Court for the Southern District of New York. AVT alleges that the Company infringes U.S. Patent No. 5,781,788 generally directed to a single-chip video codec. The complaint seeks an injunction, money damages and other relief that the Court may deem proper under the circumstances. Proceedings are ongoing.

On January 20, 2012, WI-LAN USA, Inc. and WI-LAN, Inc. filed a lawsuit against the Company in the United States District Court for the Southern District of Florida alleging infringement of U.S. Patent Nos. 5,515,369 and 6,232,969. The patents are generally directed to Bluetooth and character selection display interface. The complaint seeks an injunction and money damages. On February 21, 2012, WI-LAN USA, Inc. and WI-LAN, Inc. filed an amendment to the complaint, alleging infringement of U.S. Patent No. 6,240,088. The patent is generally directed to a message review feature. The Company’s answer is due on March 19, 2012. Proceedings are ongoing.

On February 17, 2012, Pragmatus AV, LLC (“Pragmatus”) filed a complaint with the ITC against the Company along with 7 other defendants. Pragmatus alleges that the Company infringes U.S. Patent Nos. 5,854,893 (the “’893 Patent”), 6,237,025 (the “’025 Patent”), 6,351,762 (the “’762 Patent) and 7,185,054 (the “’054 Patent”) generally relating to telephone and video conferencing. The Complaint seeks orders prohibiting certain RIM devices from being imported into the U.S. and sold in the U.S. Proceedings are ongoing.

On February 17, 2012, Pragmatus filed a lawsuit against the Company in the United States District Court for the District of Delaware, alleging infringement of the ‘893, ‘0-25, ‘762, and ‘054 Patents. The Complaint seeks an injunction and money damages. Proceedings are ongoing.

On March 9, 2012, Iswitch, LLC (“Iswitch”) filed a complaint in the United States District Court for the Eastern District of Texas against the Company. Iswitch alleges that the Company infringes U.S, Patent No. 7,225,334 generally directed to voice over IP technology. The Complaint seeks money damages and all other relief to which the Court may deem the Plaintiff be entitled. Proceedings are ongoing.

On March 15, 2012 Varia Holdings LLC (“Varia”) filed a lawsuit against the Company in the United States District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent No 7,167,731 generally directed to emoticon input technologies. The complaint seeks money damages and any and all other relief to which Varia may be entitled.

On March 16, 2012 Data Carriers, LLC (“Data Carriers”) filed a lawsuit against the Company in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 5,388,198 generally directed to proactive presentation of automating features to a computer user. The complaint seeks money damages and any and all other relief to which Data Carriers may be entitled.

On March 30, 2012 Unifi Scientific Batteries, LLC (“USB”) filed a lawsuit against the Company in the US District Court for the Eastern District of Texas (Tyler Division), along with 4 other defendant groups including Samsung and Texas Instruments. USB asserted that the Company infringes U.S. Patent 6,791,298 generally directed to battery charging technology. The complaint seeks money damages, an injunction, and other relief that the Court deems just and proper.

On April 2, 2012, NXP B.V. (“NXP”) filed a lawsuit against the Company in the US District court for the Middle District of Florida (Orlando Division). NXP asserted that the Company infringes U.S. Patent Nos. 7,330,455; 6,434,654; 6,501,420; 5,597,668; 5,639,697; and 5,763,955. NXP alleges that its patents are generally directed to certain wireless technologies including 802.11 and GPS, as well as certain methods of manufacture for semiconductor devices. The complaint seeks money damages, an injunction, and other relief that the Court deems just and proper.

Between May and August 2011, several purported class action lawsuits were filed against the Company and certain of its present or former officers in the U.S. District Court for the Southern District of New York, two of which have been voluntarily dismissed. On January 6, 2012, Judge Richard S. Sullivan consolidated the remaining three actions and appointed both lead plaintiff and counsel. On April 5, 2012, plaintiff filed the Consolidated Amended Class Action Complaint, alleging that during the period from December 16, 2010 through June 16, 2011, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects, and seek unspecified damages. The Company believes that the allegations are without merit and intends to vigorously defend itself.

As of October 2011, several purported class action lawsuits were filed against the Company in various jurisdictions alleging that subscribers to BlackBerry services had suffered losses relating to the Q3 Service Interruption. The Company believes that a class action proceeding in these circumstances is without merit and intends to vigorously defend itself.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In December 2011, the Company was served with four purported class actions relating to third party (Carrier IQ) recording software allegedly installed on smartphones. The Company believes that a class action proceeding in these circumstances is without merit and intends to vigorously defend itself. Two of the four actions have already been dismissed and the Company is in discussions with counsel for the other two representative plaintiffs to seek the dismissal of those cases as well

Also in December 2011, a purported class action was filed against the Company relating to promotional activities in respect of the BlackBerry PlayBook tablet. The Company believes that a class action proceeding in these circumstances is without merit and intends to vigorously defend itself.

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in fiscal 2012 were transacted in U.S. dollars. Portions of revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At March 3, 2012, approximately 38% of cash and cash equivalents, 30% of accounts receivables and 11% of accounts payable are denominated in foreign currencies (February 26, 2011 – 59%, 25% and 8%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk mitigation strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the Canadian dollar, Euro and British Pound.

The Company enters into forward and option contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current period income. The cash flow hedges were fully effective at March 3, 2012. As at March 3, 2012, the net unrealized gains on these forward contracts was approximately $51 million (February 26, 2011 – net unrealized losses of $21 million). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income.

The Company enters into forward and option contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro and British Pound. These contracts are not subject to hedge accounting; as a result, gains or losses are recognized in income each period, generally offsetting the change in the U.S. dollar value of the hedged asset or liability. As at March 3, 2012, net unrealized losses of $14 million were recorded in respect of this amount (February 26, 2011 – net unrealized losses of $46 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company has experienced significant sales growth, resulting in the growth in its carrier customer base in terms of numbers, sales and accounts receivable volumes, and in some instances, new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The allowance as at March 3, 2012 is $16 million (February 26, 2011 - $2 million). The Company also places insurance coverage for a portion of its accounts receivable balances. While the Company sells to a variety of customers, one customer comprised 13% of accounts receivable as at March 3, 2012 (February 26, 2011 – one customer comprised 15%). There are no customers that comprise of more than 10% of the Company’s fiscal 2012 revenue (fiscal 2011 revenue – two customers comprised 11% each).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at March 3, 2012, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 30% (February 26, 2011 – 59%).

The Company is exposed to market price and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at March 3, 2012, no single issuer represented more than 9% of the total cash, cash equivalents and investments (February 26, 2011 – no single issuer represented more than 19% of the total cash, cash equivalents and investments).

Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

investment and the Company’s ability and intent to hold the debt securities to maturity. During fiscal 2011, the Company recorded an other-than-temporary impairment charge on its auction rate securities in the amount of $6 million, and an other-than-temporary impairment charge on its LBIE bankruptcy trust claim in the amount of $11 million. The Company did not record any additional other-than-temporary impairments during fiscal 2012.

On August 5, 2011, Standard & Poor’s (“S&P”) downgraded its rating of long-term U.S. sovereign debt. None of the U.S. treasury bills/notes or U.S. government sponsored enterprise notes held by the Company as of March 3, 2012 were impacted by this ratings downgrade, and all such investments maintain their investment-grade ratings. The AA+ rating provided by S&P remains a significantly high credit quality, and other ratings agencies still view the U.S. government as an AAA debtor. As such, the Company does not believe that there are any credit losses on its U.S. treasury bills/notes or U.S. government sponsored enterprise notes and the fair values ascribed. None of the Company’s U.S. treasury bills/notes or U.S. government sponsored enterprise notes are in unrealized loss positions and no other-than-temporary impairment has occurred.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Disclosure Controls and Procedures and Internal Controls

Disclosure Controls and Procedures

As of March 3, 2012, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the U.S. Exchange Act. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13(a)-15(f) and 15(d)-15(f) under the U.S. Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of the Company’s assets that could have a material affect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 3, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Based on this assessment, management believes that, as of March 3, 2012, the Company’s internal control over financial reporting was effective.

The Company’s independent auditors have issued an audit report on the Company’s internal control over financial reporting. This report is included with the Consolidated Financial Statements.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended March 3, 2012, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.